UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
INFOCROSSING, INC.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
45664X109

(CUSIP Number)
WIPRO LIMITED
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011
Attn: Madhu Khatri, Esq.
General Counsel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 6, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45664X109

1	NAMES OF REPORTING PERSONS: Wipro Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	98-0154404

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	India

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,760,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,760,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,760,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	45664X109

1	NAMES OF REPORTING PERSONS: Wipro Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	77-0494327

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,760,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,760,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,760,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	45664X109

1	NAMES OF REPORTING PERSONS: Roxy Acquisition Corp.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	26-0691386

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,760,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,760,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,760,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

SCHEDULE 13D
Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of Infocrossing, Inc., a Delaware corporation (the “Issuer”), with its principal executive office at 2 Christie Heights Street, Leonia, NJ 07605.
Item 2. Identity and Background
     This Statement on Schedule 13-D is being filed on behalf of Wipro Limited (“Wipro”), a corporation organized under the laws of India; Wipro Inc., a Delaware corporation and wholly-owned subsidiary of Wipro (“Middle Co.”); and Roxy Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Middle Co. (the “Offeror”).
     The principal executive offices of Wipro are located at Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India. The principal executive offices of Middle Co. and the Offeror are located at 11th Floor, 2 Tower Center Blvd., East Brunswick, New Jersey 08816.
     Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Middle Co. is an investment holding company and performs IT services. To date, the Offeror has engaged in no activities other than those incident to its formation and the commencement of the Tender Offer.
     Attached hereto as Schedule A, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Wipro Limited.
     During the last five years, none of Wipro, Middle Co. or the Offeror, and to the knowledge of Wipro, Middle Co. and the Offeror, none of the officers and directors listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On August 6, 2007, Wipro, the Offeror and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Offeror will merge with and into the Issuer (the “Merger”), subject to the consummation of a tender offer (the “Tender Offer”) to acquire all the issued and outstanding shares of the Issuer’s Common Stock and the satisfaction or waiver of the conditions set forth in the Merger Agreement, as more fully discussed in Item 4 below.
     In addition to the Merger Agreement, and in connection therewith, Wipro and the Offeror also entered into tender and voting agreements with each of Mr. Robert Wallach and Mr. Zach Lonstein (each a “Principal Stockholder”), dated as of the date of the Merger Agreement (each a “Voting Agreement”). Under the Voting Agreements, each Principal Stockholder has (i) agreed to tender and not withdraw his beneficially held shares of Common Stock (the “Shares”) pursuant to the terms of the Tender Offer and (ii) granted certain representatives of Wipro an irrevocable proxy to vote and exercise all voting and related rights with respect to the Shares, including any and all other Shares or securities of the Issuer issued or issuable in respect thereof on or after the date of the Voting Agreement.
     As a result of entering into the Voting Agreements, each of Wipro and the Offeror may be deemed to have acquired the power to vote the Shares in favor of the approval of the Merger Agreement and, consequently, shared beneficial ownership of the Shares within the meaning of Rule 13d-3 promulgated under the Exchange Act. Middle Co. may be deemed to have indirectly acquired beneficial ownership of such Shares by virtue of its 100% ownership of the capital stock of the Offeror.
     Neither Wipro nor the Offeror has paid any consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements. However, if Wipro and the Offeror acquire the Shares pursuant to the terms and conditions of the Merger Agreement and the Voting Agreements, the value of such transaction will be $18.70 per Share (or any different price per Share that is paid in the Tender Offer), net to the holder thereof in cash without interest thereon, less any required withholding taxes. The Offeror expects to fund the consideration payable for such Shares through Wipro’s internally available cash and securities and additional cash generated from operations or through available bank loans.

     The foregoing description of the Merger Agreement and the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to such agreements. A copy of the Merger Agreement is attached to this filing as Exhibit 1, and copies of the Voting Agreements are attached to this filing as Exhibit 2 and Exhibit 3.
Item 4: Purpose of Transaction
     As described in Item 3 above, which description is incorporated into this Item 4 by reference, Wipro and the Offeror have executed the Voting Agreements as part of a plan to acquire control of the Issuer through the acquisition of all of the Issuer’s issued and outstanding Common Stock by means of the proposed Tender Offer and Merger.
     Pursuant to the terms and conditions of the Merger Agreement, the Offeror intends to consummate the Tender Offer to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Issuer for $18.70 per share (or any different price per share that is paid in the Tender Offer), net to the holder thereof in cash without interest thereon, less any required withholding taxes.
     Pursuant to the terms and conditions of the Merger Agreement, the Issuer has granted the Offeror an option (the “Top-Up Option”) to purchase that number of shares equal to the lowest number of shares that, when added to any other shares directly or indirectly owned by Wipro or the Offeror at the time of such exercise, including all shares acquired in the Tender Offer, constitute one thousand shares more than ninety percent (90%) of the shares outstanding immediately after such exercise, at a price per share equal to the price per share paid in the Tender Offer.
     Pursuant to the terms and conditions of the Merger Agreement, and following the consummation of the Tender Offer and the payment for all shares of the Issuer’s Common Stock tendered pursuant thereto, the Offeror will merge with and into the Issuer and all then-outstanding shares of Common Stock (other than shares held in treasury of the Issuer and shares owned directly or indirectly by Wipro Limited, Middle Co., the Offeror or any wholly-owned subsidiary of the Issuer) will be cancelled and converted into the right to receive $18.70 per share, net to the holder thereof in cash without interest, less any required withholding taxes. Upon completion of the Merger, the Issuer will be a wholly-owned subsidiary of Middle Co. and an indirect wholly-owned subsidiary of Wipro.
     Pursuant to the terms of the Merger Agreement, following the acceptance for payment by the Offeror pursuant to the Tender Offer of more than a majority of the outstanding shares of the Issuer’s Common Stock, and from time to time thereafter as such shares are acquired by Wipro or the Offeror, Wipro shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Issuer as will give Wipro, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Board equal to at least that number of directors that equals the product of the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Wipro or any affiliate of Wipro bears to the total number of such shares then outstanding.
     The directors of the Offeror immediately prior to the consummation of the Merger shall be the initial directors of the surviving corporation and shall hold office until their respective successors and assigns are duly elected and qualified, or their earlier death, resignation or removal. The officers of the Issuer immediately prior to the consummation of the Merger shall be the initial officers of the surviving corporation, each to hold office until the earlier of their resignation or removal.
     Following the Merger, the Issuer’s shares of Common Stock will no longer be traded on the Nasdaq Global Select Market, there will be no public market for such shares, and the registration of such shares under the Securities Exchange Act of 1934 will be terminated.
     Other than as described in this Item 4, Wipro, Middle Co. and the Offeror have no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. Wipro, Middle Co. and the Offeror intend to continue to review the Issuer’s assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, following consummation of the Tender Offer and the appointment of directors to the issuer’s Board of Directors, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Item 5. Interest in Securities of the Issuer
     (a) and (b) As discussed in Item 3 above, which discussion is incorporated herein by reference, each of Wipro and the Offeror may be deemed to have acquired beneficial ownership of the Shares in connection with the execution and delivery of the Voting Agreements, and Middle Co. may be deemed to have acquired indirect beneficial ownership of the Shares by virtue of its 100% ownership of the capital stock of the Offeror.
     The Shares comprise 2,760,296 shares of the Issuer’s Common Stock, including options to purchase 1,320,450 shares exercisable within 60 days of August 6, 2007, and constitute approximately 12.4% of all issued and outstanding shares of the Issuer’s Common Stock as of August 3, 2007. Therefore, by entering into the Voting Agreements, Wipro and the Offeror may be deemed to have acquired beneficial ownership of an aggregate of 2,760,296 shares (or approximately 12.4%) of the Issuer’s Common Stock.
     Notwithstanding the foregoing, except as expressly provided in the Voting Agreements, Wipro and the Offeror are not entitled to any rights as stockholders of the Issuer, and both entities expressly disclaim any beneficial ownership of such Shares.
     Except as set forth in this Item 5(a) and (b), to the knowledge of Wipro and the Offeror, no person named in Schedule A hereto beneficially owns any shares of the Issuer’s Common Stock.
     (c) Except for the agreements described above, to the knowledge of Wipro, Middle Co. and the Offeror, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a) and (b).
     (d) To the knowledge of Wipro, Middle Co. and the Offeror, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Wipro has engaged Citigroup Global Markets, Inc. (“Citi”) in connection with Wipro’s evaluation of the Tender Offer, the Merger, and the transactions contemplated thereby, and will pay Citi a fee upon consummation of the Tender Offer and Merger. Except for the transaction with Citi and as described in Items 3 through 5 of this Statement on Schedule 13D, which is hereby incorporated by reference into this Item 6, there are no contracts, arrangements understandings or relationships (legal or otherwise) among Wipro, the Offeror and any other person with respect to any securities of the Issuer, including, but not limited to, agreements regarding the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
1.	Agreement and Plan of Merger, dated as of August 6, 2007, by and among Wipro Limited, Roxy Acquisition Corp. and Infocrossing, Inc.

2.	Tender and Voting Agreement, dated as of August 6, 2007, by and among Wipro Limited, Roxy Acquisition Corp. and Zach Lonstein

3.	Tender and Voting Agreement, dated as of August 6, 2007, by and among Wipro Limited, Roxy Acquisition Corp. and Robert Wallach

Signature
After reasonable inquiry and to the best of their knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.
Dated: August 13, 2007
WIPRO LIMITED

By:	/s/ Suresh C. Senapaty

Suresh C. Senapaty
Executive Vice President, Finance and Chief Financial Officer

WIPRO INC.

By:	/s/ Sridhar Ramasubbu

Sridhar Ramasubbu
Secretary

ROXY ACQUISITION CORP.

By:	/s/ Sridhar Ramasubbu

Sridhar Ramasubbu
President

Schedule A
     1. Wipro Limited (“Wipro”)
     Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Wipro Limited. The principal address of Wipro Limited, and unless otherwise indicated below, the current business address for each individual listed below is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India. Unless otherwise indicated below, all of the individuals listed below are citizens of India.

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

Directors:

Azim H. Premji*	61	Mr. Premji has served as Wipro’s Chief Executive Officer, Chairman of its Board of Directors and Managing Director (designated as Chairman) since September 1968. Mr. Premji holds a Bachelor of Science degree in Electrical Engineering from Stanford University.

Dr. Ashok S. Ganguly	71	Dr. Ganguly has served as a member of Wipro’s Board of Directors since 1999. He is also the Chairman of Wipro’s Board Governance and Compensation Committee. He is currently the Chairman of Firstsource Solutions Limited (formerly ICICI OneSource Ltd.) and ABP Pvt. Ltd. (Anandabazar Patrika) and has been a director on the Central Board of the Reserve Bank of India since November 2000. Dr. Ganguly also currently serves as a non-executive director of Mahindra & Mahindra Limited, ICICI Knowledge Park and Tata AIG Life Insurance Company Limited and is a director on the Advisory Board of Microsoft Corporation (India) Pvt Ltd. He is a member of the Prime Minister’s Council on Trade and Industry as well as the Investment Commission and the India-USA CEO Council, set up by the Prime Minister of India and the President of the United States. He is also a member of the National Knowledge Commission to the Prime Minister. He also served on the Board of Directors of British Airways PLC from 1996 to 2005. Mr. Ganguly’s principal business address is 6th Floor, Peninsula Chambers, G K Marg, Lower Parel, Mumbai, India.

B.C. Prabhakar	63	Mr. Prabhakar has served as a member of Wipro’s Board of Directors since February 1997. He has been a practicing lawyer since April 1970. Mr. Prabhakar holds a B.A. degree in Political Science and Sociology and an LL.B. degree from Mysore University. Mr. Prabhakar serves as a non-executive director of Automotive Axles Limited and 3M India Limited. His principal business address is No. 135A Surveyors Street, Basavangudi, Bangalore, India.

Dr. Jagdish N. Sheth	68	Dr. Sheth has served as a member of Wipro’s Board of Directors since January 1999 and is currently the Chairman of Wipro’s Audit Committee. He has been a professor at Emory University since July 1991. Dr. Sheth is also a member of the Board of Directors of Cryo-Cell International, Inc., Adayana, Inc., Shasun Chemicals and Drugs Limited and Manipal AcuNova Pvt. Limited. Dr. Sheth holds a B. Com (Honors) degree from Madras University, an M.B.A. from the University of Pittsburgh and a Ph.D. in Behavioral Sciences from the University of Pittsburgh. Dr. Sheth is a citizen of the United States, and his principal business address is 1626 Mason Mill Road, Atlanta GA 30329, U.S.A.

Narayanan Vaghul	70	Mr. Vaghul has served as a member of Wipro’s Board of Directors since June 1997 and is currently the Chairman of its Audit Committee and its lead independent director. He served as the Chairman of the Board of Directors of ICICI Limited from September 1985 until its merger with ICICI Bank Limited, and he has continued to serve as the Chairman of the Board of Directors of the surviving entity since the merger.

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

		Mr. Vaghul is a member of the Board of Directors of Mahindra & Mahindra Limited, Mahindra World City Developers Ltd., Nicholas Piramal India, Ltd., Hemogenomics Pvt. Ltd., Himatsingka Seide Limited, Asset Reconstruction Company India Limited, Air India Engineering Services Limited, Azim Premji Foundation, Air India Air Transport Services Limited, Apollo Hospitals Enterprise Limited and Air India Limited. Mr. Vaghul is also the Chairman of the Compensation Committee of Mahindra & Mahindra Limited, Apollo Hospitals and Nicholas Piramal India Ltd. Mr. Vaghul is also a member of the Audit Committee of Arcelor Mittal, Air India Limited, Nicholas Piramal India Limited and Mahindra World City Developers Ltd. Mr. Vaghul holds a Bachelor (Honors) degree in Commerce from Madras University, and his principal business address is ICICI Bank Towers, 93, Santhome High Road, Chennai, India.

Bill Owens	67	Mr. Owens has been a member of Wipro’s Board of Directors since July 1, 2006. In addition, he currently serves as a member of the Board of Directors of Polycom, Inc., a media communications company; Daimler Chrysler AG, an automotive company; Embarq Corp.; Intelius Inc.; and Force 10 Networks Inc. From April 2004 to November 2005, Mr. Owens served as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a networking communications company. From August 1998 to April 2004, Mr. Owens served as Chairman of the Board of Directors and Chief Executive Officer of Teledesic L.L.C., a satellite communications company. From June 1996 to August 1998, Mr. Owens served as President, Chief Operating Officer and Vice Chairman of the Board of Directors of Science Applications International Corporation (SAIC), a research and engineering firm. Mr. Owens holds an M.B.A. (Honors) degree from George Washington University, a B.S. degree in Mathematics from the U.S. Naval Academy and B.A. and M.A. degrees in Politics, Philosophy and Economics from Oxford University. Mr. Owens is a citizen of the United States, and his principal business address is 30/F Gloucester Tower, The Landmark, 15, Queens Road, Central, Hong Kong SAR.

Priya Mohan Sinha	66	Mr. Sinha has been a member of Wipro’s Board of Directors since January 1, 2002. He has served as the Chairman of PepsiCo India Holdings Private Limited and President of Pepsi Foods Ltd. since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985, he also served as Sales Director of Hindustan Lever. Currently, he is a member of the Board of Directors of ICICI Bank Limited, Bata India Limited, Indian Oil Corporation Limited, Lafarge India Pvt. Limited and Azim Premji Foundation. Mr. Sinha holds a B.A. degree from Patna University, and he has also attended the Advanced Management Program at the Sloan School of Management, Massachusetts Institute of Technology. Mr. Sinha is a citizen of the United States, and his principal business address is B787, Sushant Lok Phase 1, Gurgaon 122002, India.

Executive Officers:

Suresh C. Senapaty	50	Mr. Senapaty has served as Wipro’s Chief Financial Officer and Executive Vice President, Finance since January 1995 and has been employed by Wipro in other positions since April 1980. Mr. Senapaty holds a B. Com. degree from Utkal University in India and is a Fellow Member of the Institute of Chartered Accountants of India.

Pratik Kumar	41	Mr. Kumar has served as Wipro’s Executive Vice President, Human Resources since April 2002 and has been employed by Wipro in other positions since November 1991. Mr. Kumar holds a B.A. degree from Delhi University and an M.B.A. degree from Xavier Labour Relations Institute (XLRI), Jamshedpur, India.

Suresh Vaswani	47	Mr. Vaswani has served as Wipro’s President — Global IT Service Lines, Wipro Technologies and President of Wipro Infotech since December 2000. In addition, he

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

		has held a number of other positions at Wipro since June 1987. Mr. Vaswani holds a B.Tech. degree from the Indian Institute of Technology, Kharagpur and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

Vineet Agrawal	45	Mr. Agrawal has served as President — Wipro Consumer Care & Lighting since July 2002 and has been employed by Wipro in other positions since July 2002. Mr. Agrawal holds a B.Tech. degree from the Indian Institute of Technology, New Delhi, and an M.B.A. from Bajaj Institute of Management Studies, Mumbai.

Ranjan Acharya	46	Mr. Acharya has served as Senior Vice President, Human Resource Development since April 2002 and has been employed by Wipro in other positions since July 1994. Mr. Acharya holds a B.S. degree from Pune University and an M.B.A. degree from Symbiosis Institute of Business Management, Pune, India.

Girish S. Paranjpe	49	Mr. Paranjpe has served as President — Banking, Finance and Insurance Vertical, Wipro Technologies since October 2000 and has been employed by Wipro in other positions since July 1990. Mr. Paranjpe holds a B. Com. degree from Bombay University and is a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India.

Sudip Banerjee	47	Mr. Banerjee has served as President — Enterprise Solutions of Wipro Technologies since February 2002 and has been employed by Wipro in other positions since February 2002. Mr. Sudip holds a B.A. degree from Delhi University and a Diploma in Management from the All India Management Association.

Dr. A.L. Rao	58	Dr. Rao joined Wipro in August 1980 and has been President — Technology Services and Chief Operating Officer of Wipro Technologies since October 2000. Dr. Rao holds B.S., M.S. and Ph.D. degrees in Nuclear Physics from Andhra University in India.

Ramesh Emani	50	Mr. Emani joined Wipro in November 1983 and has served as President — Embedded Product Engineering Solutions, Wipro Technologies since October 2003. Mr. Emani holds a B.Tech. degree from Jawaharlal Nehru Technology University, Hyderabad and an M.Tech. degree from the Indian Institute of Technology, Kanpur.

*	Serves as both an executive officer and director.
     2. Wipro Inc. (“Middle Co.”)
     Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Wipro Inc.. The principal address of Wipro Inc., and unless otherwise indicated below, the current business address for each individual listed below is 11th Floor, 2 Tower Center Blvd., East Brunswick, New Jersey 08816. Unless otherwise indicated below, all of the individuals listed below are citizens of India.

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

Directors:

P.R. Chandrasekar	52	Mr. Chandrasekar is President — Americas and Europe, Wipro Technologies. He is a citizen of the United States.

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

Suresh C. Senapaty	50	Mr. Senapaty has served as Wipro’s Chief Financial Officer and Executive Vice President, Finance since January 1995 and has been employed by Wipro in other positions since April 1980. Mr. Senapaty holds a B. Com. degree from Utkal University in India and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Senapaty’s principal business address is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India.

Executive Officers:

K.R. Lakshminarayana	48	Mr. Lakshminarayana is Chief Financial Officer, Wipro Technologies. His principal business address is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India.

Sridhar Ramasubbu	48	Mr. Ramasubbu is Chief Financial Officer — Americas & Europe, Wipro Technologies as well as Secretary of Wipro Inc. He is a citizen of the United States.
     3. Roxy Acquisition Corp. (“Offeror”)
     Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Roxy Acquisition Corp. The principal address of Roxy Acquisition Corp., and unless otherwise indicated below, the current business address for each individual listed below is 11th Floor, 2 Tower Center Blvd., East Brunswick, New Jersey 08816. Unless otherwise indicated below, all of the individuals listed below are citizens of India.

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

Directors:

Suresh C. Senapaty	50	Mr. Senapaty has served as Wipro’s Chief Financial Officer and Executive Vice President, Finance since January 1995 and has been employed by Wipro in other positions since April 1980. Mr. Senapaty holds a B. Com. degree from Utkal University in India and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Senapaty’s principal business address is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India.

Suresh Vaswani	47	Mr. Vaswani has served as Wipro’s President — Global IT Service Lines, Wipro Technologies and President of Wipro Infotech since December 2000. In addition, he has held a number of other positions at Wipro since June 1987. Mr. Vaswani holds a B.Tech. degree from the Indian Institute of Technology, Kharagpur and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad. Mr. Vaswani’s principal business address is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India.

Sudip Nandy	49	Mr. Nandy is Chief Strategy Officer, Wipro Limited. His principal business address is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India.

P.R. Chandrasekar	52	Mr. Chandrasekar is President — Americas and Europe, Wipro Technologies. He is a citizen of the United States.

Name	Age	Present Principal Occupation Including Name and Address of Employer, Etc.

Executive Officers:

Sridhar Ramasubbu	48	Mr. Ramasubbu is Chief Financial Officer — Americas & Europe, Wipro Technologies and President and Treasurer of Roxy Acquisition Corp. He is a citizen of the United States.

K.R. Lakshminarayana	41	Mr. Lakshminarayana is Chief Financial Officer, Wipro Technologies and Vice President and Secretary of Roxy Acquisition Corp. Mr. Lakshminarayana’s principal business address is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India.

Exhibit 1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
among
WIPRO LIMITED
ROXY ACQUISITION CORP.
and
INFOCROSSING, INC.
Dated as of August 6, 2007

i

\

Exhibits:

Exhibit A	Tender and Voting Agreements

Exhibit B	Certificate of Incorporation of the Surviving Corporation

Exhibit C	Bylaws of Merger Sub

INDEX OF DEFINED TERMS

401(k) Plan	36
Acceptance Date	3
Acceptance Time	3
affiliate	45
Agreement	1
Alternative Proposal	35
Anti-Takeover Statute	22
Antitrust Law	39
beneficial owner	46
Board of Directors	1
Business Day	3
Bylaws	13
Cap	38
Certificate of Incorporation	13
Certificate of Merger	8
Certificates	9
Change of Recommendation	34
Closing	7
Closing Date	8
Code	18
Company	1
Company Disclosure Documents	22
Company Disclosure Schedule	12
Company Employees	18
Company Intellectual Property	22
Company Plans	18
Company Requisite Vote	14
Company Securities	14
Company Stock Plans	13
Company Termination Fee	43
Confidentiality Agreement	33
Contract	15
control	46
controlled	46
controlled by	46
Costs	37
DGCL	1
Dissenting Shares	9
DOJ	39
Effective Time	8
Environmental Laws	24
Environmental Permits	24
ERISA	18
ERISA Affiliate	18
Exchange Act	2
Expiration Date	3
Financial Advisor	26
FTC	39
GAAP	16
Governmental Entity	15
HSR Act	15
Indemnified Parties	37
Indenture	40
Independent Directors	5
Insurance Policies	20
IRS	18
knowledge	46
Licenses	16
Material Adverse Effect	12
Material Contract	25
Materials of Environmental Concern	24
Merger	1
Merger Consideration	9
Merger Sub	1
NASDAQ	3
Notes	13
Offer	1
Offer Documents	2
Offer to Purchase	2
Option	10
Parent	1
Parent Disclosure Schedule	26
Parent Material Adverse Effect	26
Parent Plan	36
Paying Agent	10
Per Share Amount	1
person	46
Preferred Stock	13
Proxy Statement	22
Recommendation	15
Representatives	33
Sarbanes-Oxley Act	17
Schedule 14D-9	4
Schedule TO	2
SEC	16
SEC Reports	16
Securities Act	16
Shares	1
Short Form Merger	8
Stockholders Meeting	32

subsidiaries	46
subsidiary	46
Superior Proposal	35
Surviving Corporation	7
Tax Return	46
Taxes	46
Tender and Voting Agreements	1
Tender Offer Conditions	2
Termination Date	41
Top-Up Option	6
Top-Up Option Shares	6
Triggering Event	46
under common control with	46
Warrant	10

v

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER, dated as of August 6, 2007 (this “Agreement”), among Wipro Limited, a corporation organized under the laws of India (“Parent”), Roxy Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Infocrossing, Inc., a Delaware corporation (the “Company”).
     WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”), with the Company surviving the Merger as an indirect wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth herein;
     WHEREAS, on the terms and subject to the conditions set forth herein, Merger Sub has agreed to commence a tender offer (the “Offer”) to purchase all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”), at a price of $18.70 per Share, net to the holder thereof in cash without interest (such amount, or any different amount as may be paid in the Offer in accordance with this Agreement, the “Per Share Amount”);
     WHEREAS, following consummation of the Offer, Merger Sub shall merge with and into the Company in the Merger and each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares held in treasury of the Company and Shares owned directly or indirectly by Parent, Merger Sub or any wholly-owned subsidiary of the Company, which will be canceled with no consideration issued in exchange therefor) will be canceled and converted into the right to receive cash in an amount equal to the Per Share Amount, all upon the terms and conditions set forth herein;
     WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent, Merger Sub and certain principal stockholders of the Company have entered into Tender and Voting Agreements in substantially the form attached hereto as Exhibit A (each a “Tender and Voting Agreement” and collectively, “Tender and Voting Agreements”);
     WHEREAS, the board of directors of the Company (the “Board of Directors”) has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved this Agreement in accordance with the DGCL, and (iii) determined to recommend that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub and, to the extent applicable, to adopt this Agreement; and
     WHEREAS, the Boards of Directors of Parent and Merger Sub have each approved, and the Board of Directors of Merger Sub and Parent have declared it advisable for Merger Sub and Parent respectively to enter into this Agreement.
     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE TENDER OFFER
     SECTION 1.1 The Offer.
     (a) Provided that this Agreement shall not have been terminated in accordance with Article VIII, Merger Sub shall, and Parent shall cause Merger Sub to, as promptly as reasonably practicable following the execution of this Agreement, and in any event within ten (10) Business Days following the date of this Agreement, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer to purchase all outstanding Shares at a price per share, subject to the Tender Offer Conditions, equal to the Per Share Amount. The Per Share Amount shall be net to the holder thereof in cash, subject to reduction only for any applicable withholding or stock transfer Taxes payable by or with respect to such holder. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and to pay for any Shares tendered pursuant to the Offer shall be subject to only those conditions set forth in
Annex I (the “Tender Offer Conditions”).
     (b) Parent on behalf of Merger Sub expressly reserves the right from time to time, subject to Sections 1.1(c) and 1.1(d), to waive any Tender Offer Condition and increase the Per Share Amount, provided that without the prior written consent of the Company, Merger Sub shall not, and Parent shall cause Merger Sub not to (i) decrease the Per Share Amount or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition (as defined in Annex I), (iv) impose additional conditions to the Offer, (v) modify or amend the Tender Offer Conditions (other than to waive such Tender Offer Conditions (other than the Minimum Condition)) or (vi) modify or amend any other term of the Offer, in the case of this clause (vi), in any manner (A) adverse to the holders of Shares or (B) which would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.
     (c) On the date of commencement of the Offer, Parent and Merger Sub shall file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer which shall contain or incorporate by reference the offer to purchase (the “Offer to Purchase”) and related letter of transmittal and summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively with any supplements or amendments thereto, the “Offer Documents”). Parent, Merger Sub and the Company each agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and Merger Sub shall, and Parent further agrees to cause Merger Sub to, use reasonable best efforts to cause the Schedule TO, as so corrected or supplemented, to be filed with the SEC and the Offer Documents, as so corrected or supplemented, to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given a reasonable opportunity to review and comment on any Offer Documents (including each amendment or supplement thereto) before they are filed with the SEC. Merger Sub shall, and Parent agrees to cause Merger Sub to, provide the Company with (in writing, if written), and to consult with the Company regarding, any comments (written or oral) that may be received by Parent, Merger Sub or their counsel from the SEC or its staff with respect to the Offer Documents as promptly as practicable after receipt thereof. The Company and its counsel shall be given a reasonable opportunity to review any such written and oral comments and proposed responses.
     (d) The Offer to Purchase shall provide for an expiration date of the 20th Business Day (as defined in Rule 14d-1 under the Exchange Act, “Business Day”) following (and including the day of) the commencement of the Offer (such date, or such subsequent date to which the expiration of the Offer is extended pursuant to and in accordance with the terms of this agreement, the “Expiration Date”). Merger Sub shall not, and Parent agrees that it shall cause Merger Sub not to, terminate or withdraw the Offer other than in connection with the effective termination of this Agreement in accordance with Section 8.1 hereof. Except as provided in this Section 1.1(d), Merger Sub shall not, and Parent shall cause Merger Sub not to, extend or delay the Expiration Date (or expiration time) without the prior written consent of the Company. Notwithstanding the foregoing, Merger Sub and Parent may, without receiving the consent of the Company, extend the Expiration Date for any period required by applicable rules and regulations of the SEC or the NASDAQ Global Market (the “NASDAQ”). So long as the Offer and this Agreement have not been terminated pursuant to Section 8.1, if at any scheduled Expiration Date, the Tender Offer Conditions shall not have been satisfied or earlier waived, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer and the Expiration Date to a date that is at least ten (10) Business Days and no more than fifteen (15) Business Days after such previously scheduled Expiration Date (or such other period of time to which the Company may consent in writing); provided that Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, extend the Offer more than once after all the conditions to the Offer, other than the Minimum Condition, shall have been met. In the event the Acceptance Date occurs but Parent does not acquire a number of Shares sufficient to enable a Short Form Merger to occur (assuming exercise of the Top-Up Option in full), Merger Sub may provide one or more “subsequent offering periods” for the Offer in accordance with Rule 14d-11 under the Exchange Act for a number of days to be determined by Parent which shall be not less than three (3) nor more than twenty (20) Business Days in the aggregate.
     (e) Subject solely to the satisfaction or waiver (to the extent permitted by this Agreement) by Merger Sub of the Tender Offer Conditions, Merger Sub shall, and Parent shall cause Merger Sub to, as soon as possible after the Expiration Date, accept for payment Shares validly tendered and not withdrawn pursuant to the Offer (the date of acceptance for payment, the “Acceptance Date,” and the time of acceptance for payment on the Acceptance Date, the “Acceptance Time”) and thereafter promptly pay for such Shares. Parent shall or shall cause Merger Sub to provide or cause to be provided to the Paying Agent on a timely basis the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer. In the event that Merger Sub and Parent shall provide for a “subsequent offering period” pursuant to Rule 14a-11, the Merger Sub shall, and Parent shall cause Merger Sub to, immediately accept and promptly pay for all Shares tendered during each such “subsequent offering period,” in each case in accordance with Rule 14d-11 under the Exchange Act.

     SECTION 1.2 Company Action.
     (a) The Board of Directors, at a duly called and held meeting, has adopted resolutions: (i) determining that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair and in the best interests of the Company and its stockholders, and declaring it advisable to enter into this Agreement; (ii) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger; (iii) approving the Recommendation; and (iv) rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to this Agreement, the Tender and Voting Agreements and the transactions contemplated hereby (including the Offer and the Merger) and thereby. The Company hereby consents to the inclusion of the foregoing determinations and approvals in the Offer Documents and, unless and until a Change of Recommendation has taken place in accordance with the terms of this Agreement, the Company hereby consents to the inclusion of the Recommendation in the Offer Documents.
     (b) On the date of commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9” ) that will comply in all material respects with the provisions of all applicable federal securities laws. The Company shall cause such Schedule 14D-9 to be disseminated to the stockholders of the Company concurrently with (and in the same mailing envelope as) the Offer Documents. The Schedule 14D-9 shall contain the determinations and approvals referenced in Section 1.2(a)(iii) and, unless and until any Change of Recommendation has taken place in accordance with the terms of this Agreement, the Schedule 14D-9 shall contain the Recommendation. The Company agrees to promptly correct the Schedule 14D-9 if and to the extent that it shall become false or misleading in any material respect (and each of Parent and Merger Sub, with respect to written information supplied by it specifically for use in the Schedule 14D-9, shall promptly notify the Company of any required corrections of such information and cooperate with the Company with respect to correcting such information) and to supplement the information contained in the Schedule 14D-9 to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall use reasonable best efforts to cause the Schedule 14D-9 as so corrected or supplemented to be filed with the SEC and disseminated to the Company’s stockholders to the extent required by applicable federal securities laws. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 (including each amendment or supplement thereto) before it is filed with the SEC. The Company shall provide Parent and Merger Sub (in writing, if written), and consult with Parent and Merger Sub regarding, any comments (written or oral) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 as promptly as practicable after receipt of such comments. Parent and its counsel shall be given a reasonable opportunity to review any such written and oral comments and proposed responses.
     (c) In connection with the Offer, the Company shall reasonably promptly following execution of this Agreement furnish Parent with a list of its stockholders of record and mailing labels containing the names and addresses of all such record holders of Shares, each as of the most recent practicable date, and shall reasonably promptly furnish Parent with such additional information, including updated lists of stockholders and mailing labels, and such other information and assistance as Merger Sub or its agents may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of Shares.
     SECTION 1.3 Directors. Effective upon the acceptance for payment by Parent or Merger Sub for all Shares tendered pursuant to the Offer which represent at least a majority of the Shares outstanding, and from time to time thereafter as Shares are acquired by Parent or Merger Sub, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as will give Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company and to the number of the Independent Directors specified below) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent (including for purposes of this Section 1.3 such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its subsidiaries) bears to the number of Shares outstanding; provided, however, that, in the event that Parent’s designees are appointed or elected to the Board of Directors, until the Effective Time the Board of Directors shall have at least two (2) directors who are directors on the date hereof who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent (one or more of such directors, the “Independent Directors”); provided further, that if there is in office only one Independent Director, the Board of Directors will take all reasonable action necessary to cause a person designated by the remaining Independent Director to fill such vacancy who shall be neither an officer of the Company nor a designee, stockholder, affiliate or associate of Parent, and such person shall be deemed to be an Independent Director for purposes of this Agreement, or, if no Independent Directors remain, the other directors shall designate two persons to fill the vacancies who shall be neither an officer of the Company nor a designee, stockholder, affiliate or associate of Parent, and each such person shall be deemed to be an Independent Director for purposes of this Agreement. At each such time, the Company will, subject to any limitations imposed by applicable law, also cause (a) each committee of the Board of Directors, (b) the board of directors of each of the Company subsidiaries and (c) each committee of such board of directors of each of the Company subsidiaries to include persons designated by Parent constituting the same percentage of each such committee or board as Parent’s designees constitute on the Board of Directors. The Company shall take all reasonable action necessary to cause Parent’s designees to be so elected including, upon request by Parent, subject to the Company’s Certificate of Incorporation, promptly to increase the size of the Board of Directors or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Parent’s designees to be elected to the Board of Directors in accordance with the terms of this Section 1.3. Subject to applicable law, and subject to Parent supplying the Company with the information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder within five (5) Business Days after the date of commencement of the Offer, the Company shall take all action necessary pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3 and shall mail to the Company’s stockholders no later than ten (10) days prior to the initial Expiration Date of the Offer such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3. Notwithstanding anything in this Agreement to the contrary, following the time directors designated by Parent are elected or appointed to the Board of Directors and prior to the Effective Time, if there are any Independent Directors on the Board of Directors of the Company, the affirmative vote of a majority of the Independent Directors (or the vote of the sole Independent Director if there remains only one Independent Director) shall be required to (v) authorize any amendments to the Certificate of Incorporation or Bylaws of the Company, (w) amend or terminate this Agreement on behalf of the Company, (x) waive any of the Company’s rights or remedies hereunder, (y) extend the time for performance of Parent’s or Merger Sub’s obligations hereunder, or (z) take any other action by the Company in connection with this Agreement and the transactions contemplated hereby required to be taken by the Board of Directors. The Independent Directors shall have the authority to retain counsel (which may include current counsel to the Company) at the reasonable expense of the Company as determined appropriate by the Independent Directors for the purpose of fulfilling their obligations hereunder.
     SECTION 1.4 Top-Up Option.
     (a) The Company hereby irrevocably grants to Merger Sub an option (the “Top-Up Option”), exercisable upon the terms and conditions set forth in this Section 1.4, to purchase up to that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or Merger Sub at the time of such exercise, shall constitute one thousand shares more than 90% of the Shares outstanding immediately after exercise of the Top-Up Option at a price per share as set forth below; provided that in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized but unissued Shares (less the number of such Shares reserved for issuance in respect of vested Company Stock Options, warrants and convertible securities outstanding immediately prior to the expiration of the Offer with an exercise price less than the Per Share Amount). The purchase price for the Top-Up Option Shares shall be equal to the Per Share Amount, which price shall be payable in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by the issuance of a full recourse note with a principal amount equal to the remainder of the exercise price. Any such note shall bear interest at the rate of the one-year LIBOR rate in effect at the time of issuance of the note and shall mature on the first anniversary of the date of execution and delivery of such note.
     (b) The Top-Up Option shall be exercised by Merger Sub at any time on or after the Acceptance Time (so long as the exercise of the Top-Up Option would, after the issuance of Shares thereunder, be sufficient to allow the Short Form Merger to occur), and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that (A) no provision of any applicable law, rule or regulation and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (B) upon exercise of the Top-Up Option, the number of Shares owned by Parent or Merger Sub or any wholly-owned subsidiary of Parent or Merger Sub constitutes one thousand Shares more than 90% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares, and (C) Merger Sub has accepted for payment all Shares validly tendered in the Offer and not withdrawn. The parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished consistent with all applicable legal requirements of all Governmental Entities, including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act.
     (c) Upon the exercise of the Top-Up Option in accordance with Section 1.4(a), Parent shall so notify the Company and shall set forth in such notice (i) the number of Shares that are expected to be owned by Parent, Merger Sub or any wholly-owned subsidiary of Parent or Merger Sub immediately preceding the purchase of the Top-Up Option Shares and (ii) a place and time for the closing of the purchase of the Top-Up Option Shares. The Company shall, as soon as practicable following receipt of such notice, notify Parent and Merger Sub of the number of Shares then outstanding and the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, Parent or Merger Sub, as the case may be, shall pay the Company the aggregate price required to be paid for the Top-Up Option Shares pursuant to Section 1.4(a), and the Company shall cause to be issued to Parent or Merger Sub a certificate representing the Top-Up Option Shares.
     (d) Parent and Merger Sub acknowledge that the Shares which Merger Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Parent and Merger Sub represent and warrant to the Company that Merger Sub is, or will be upon the purchase of the Top-Up Option Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act. Merger Sub agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).
ARTICLE II
THE MERGER
     SECTION 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
     SECTION 2.2 Closing; Effective Time. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California, at 10:00 a.m. local time, on the second Business Day after the satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in Article VII (excluding conditions that by their terms cannot be satisfied until the Closing, but subject to satisfaction or waiver of those conditions); provided, however, that if, as of or immediately following the Acceptance Date, the purchase of the Top-Up shares or the expiration of any subsequent offering period pursuant to Section 1.1(d), a Short Form Merger is available pursuant to Section 2.6 and Section 253 of the DGCL, the Closing shall, subject to the satisfaction or waiver of the conditions set forth in Section 7.1, occur no later than the fourth Business Day immediately following the Acceptance Date or acquisition of the Top-Up Option Shares or the expiration of such subsequent offering period, as applicable. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger or, if applicable, a certificate of ownership and merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by the parties hereto, being hereinafter referred to as the “Effective Time”) and shall make all other filings or recordings required under the DGCL.
     SECTION 2.3 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
     SECTION 2.4 Certificate of Incorporation; Bylaws.
     (a) At the Effective Time, the certificate of incorporation of the Company shall be amended so as to read in its entirety as is set forth on Exhibit B annexed hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by law.
     (b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be amended so as to read in their entirety in the form as is set forth in Exhibit C annexed hereto, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by law.
     SECTION 2.5 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors and assigns are duly elected and qualified, or their earlier death, resignation or removal. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal.
     SECTION 2.6 Merger Without Meeting of Stockholders Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.1, if, at any time following the Acceptance Date, Parent, or any direct or indirect subsidiary of Parent shall own at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, the parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction of such threshold (but in no event earlier than the fourth Business Day after the Acceptance Date), without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL (such Merger, a “Short Form Merger”).

     SECTION 2.7 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:
     (a) Each Share issued and outstanding immediately prior to the Effective Time, other than any Shares to be canceled pursuant to Section 2.7(b) and any Dissenting Shares, shall be converted into the right to receive in cash an amount equal to the Per Share Amount (the “Merger Consideration”) payable to the holder thereof, without interest, in the manner provided in Section 2.10, less any required withholding Taxes. All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.7 shall be automatically cancelled and shall cease to exist, and the holders of certificates (“Certificates”) which immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration, upon surrender of such Certificates in accordance with Section 2.10;
     (b) Each Share held in the treasury of the Company and each Share owned directly or indirectly by Parent, Merger Sub, or any wholly-owned subsidiary of the Company immediately prior to the Effective Time shall be canceled and shall cease to exist without any conversion thereof and no payment or distribution shall be made with respect thereto;
     (c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation;
     (d) If, between the date of this Agreement and the Effective Time, there is a reclassification, recapitalization, stock split, stock dividend, subdivision, combination or exchange of shares with respect to, or rights issued in respect of, Shares, the Merger Consideration shall be adjusted accordingly, without duplication, to provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; and
     (e) Shares that have not been voted for adoption of this Agreement and with respect to which appraisal shall have been properly demanded in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration at or after the Effective Time unless and until the holder of such shares withdraws such holder’s demand for appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal, but rather, the holder of the Dissenting Shares shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL. If a holder of Dissenting Shares shall withdraw (in accordance with Section 262(k) of the DGCL) the demand for such appraisal or shall become ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, each of such holder’s Dissenting Shares shall cease to be a Dissenting Share and shall be converted into and represent the right to receive the Merger Consideration. The Company shall give Parent prompt written notice of any demands received by the Company for appraisal of Shares and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not make any payments with respect to, or compromise or settle any demand for, appraisal without the prior consent of Parent.

     SECTION 2.8 Treatment of Options. The Company shall provide that, immediately prior to the Effective Time, each option to purchase Shares (an “Option”) granted under any Company Plan that, in each case, is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be canceled, and the holder thereof shall be entitled to receive from the Company or the Surviving Corporation on or before the second Business Day following the Effective Time, in consideration for such cancellation, an amount in cash equal to the product of (A) the number of Shares previously subject to such Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Option, less any required withholding Taxes.
     SECTION 2.9 Company Warrants. Each warrant to purchase Shares (each, a “Warrant”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive a sum in cash equal to the product of (i) the number of Shares subject to such Warrant immediately prior to the Effective Time, multiplied by (ii) (x) the Merger Consideration, minus (y) the per share exercise price of the Warrant, without interest.
     SECTION 2.10 Surrender of Shares.
     (a) Prior to the Effective Time, Merger Sub shall enter into an agreement with the Company’s transfer agent to act as agent for the stockholders of the Company in connection with the Merger (the “Paying Agent”) to receive the Merger Consideration to which the stockholders of the Company shall become entitled pursuant to Article II. At or prior to the Effective Time, Parent shall deposit with the Paying Agent sufficient funds to make all payments pursuant to this Article II. Such funds may be invested by the Paying Agent as directed by Parent; provided that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Shares and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the stockholders of the Company in the amount of any such losses. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs.
     (b) Promptly after the Effective Time and in any event not later than the fifth Business Day following the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of Certificates (other than Certificates representing Shares to be canceled pursuant to Section 2.7(b) or the Dissenting Shares), a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate and such Certificate shall then be canceled. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable in respect of the Certificates. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.10(b), each Certificate (other than Certificates representing Shares to be canceled pursuant to Section 2.7(b) or the Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II.
     (c) At any time following the date that is one hundred eighty (180) days after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which have been made available to the Paying Agent and which have not been disbursed to holders of Certificates and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Paying Agent shall be liable to any holder of a Share for any Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar law.
     (d) After the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares that were outstanding prior to the Effective Time. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable law. After the Effective Time, Certificates presented to the Surviving Corporation for transfer shall be canceled and exchanged for the consideration provided for (other than Certificates representing Shares to be cancelled pursuant to Section 2.7(b) or the Dissenting Shares), and in accordance with the procedures set forth in, this Article II.
     (e) Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Shares, Options or Warrants pursuant to this Agreement any amount as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax laws. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Options or Warrants in respect of whom such deduction and withholding was made by Parent or the Paying Agent.
     (f) In the event that any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if requested by Parent, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to the Certificate, the Paying Agent will deliver in exchange for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate pursuant to this Article II.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby represents and warrants to Parent and Merger Sub that, except as set forth on the Disclosure Schedule delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Schedule,” it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall provide an exception to or otherwise qualify the representations and warranties of the Company specifically referred to in such disclosure and such other representations and warranties to the extent such disclosure shall reasonably appear from the substance of such disclosure to be applicable to such other representations and warranties) and except as disclosed in the SEC Reports filed in the one year period prior to the date of this Agreement:
     SECTION 3.1 Organization and Qualification; Subsidiaries. Each of the Company and its subsidiaries (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization, and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where any such failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect. Each of the Company and its subsidiaries is duly qualified or licensed to do business and is in good standing as a foreign corporation or other legal entity (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing which would not, individually or in the aggregate, have a Material Adverse Effect. “Material Adverse Effect” means any change, effect or circumstance that is, or would reasonably be expected to (A) prevent or materially delay the Company from consummating the transactions contemplated by this Agreement, or (B) be, individually or in the aggregate, materially adverse to the business, assets (including intangible assets), condition (financial or otherwise) or results of operations of the Company and its subsidiaries taken as a whole, other than any change, effect or circumstance resulting from (i) changes in general economic, financial market or geopolitical conditions, provided, however, that such changes or conditions do not have a disproportionate or unique effect on the Company, (ii) general changes or developments in any of the industries in which the Company or its subsidiaries operate, provided, however, that such changes or developments do not have a disproportionate or unique effect on the Company, (iii) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this Agreement (but only to the extent that the Company can show that such impact was the direct result of the announcement of this Agreement and the transactions contemplated hereby) or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein,

(iv) changes in any applicable laws or regulations or applicable accounting regulations or principles or interpretations thereof, (v) any outbreak or escalation of hostilities or war or any act of terrorism, or (vi) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect).
        SECTION 3.2 Articles of Incorporation and Bylaws. The Company has heretofore furnished or otherwise made available in a data room to Parent a complete and correct copy of the certificate of incorporation, as amended to date (the “Certificate of Incorporation”), the bylaws (the “Bylaws”) of the Company as currently in effect and the certificate of incorporation, by-laws or equivalent organizational documents of each subsidiary of the Company, each as amended to date. The certificate of incorporation, bylaws or equivalent organizational documents of the Company and each subsidiary of the Company are in full force and effect and no other organizational documents are applicable to or binding upon the Company or its subsidiaries. The Company and each subsidiary of the Company is not in violation of any provisions of its certificate of incorporation, bylaws or equivalent organizational documents in any material respect.
        SECTION 3.3 Capitalization.
     (a) The authorized capital stock of the Company consists of (i) 50,000,000 Shares and (ii) 3,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of August 3, 2007, (i) 22,254,276 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive rights, (ii) 668,969 Shares were held in treasury, (iii) no shares of Preferred Stock were outstanding, (iv) an aggregate of 3,444,757 Shares were subject to or otherwise deliverable in connection with the exercise of outstanding Options issued pursuant to the Company’s Amended and Restated 1992 Stock Option and Stock Appreciation Rights Plan, 2002 Stock Option and Stock Appreciation Rights Plan and 2005 Stock Plan (collectively, the “Company Stock Plans”), (v) 1,452,794 Shares were reserved for issuance upon the exercise of warrants to purchase (x) 65,000 Shares exercisable at $18.00 per share expiring September 16, 2010, (y) 50,000 Shares exercisable at $15.00 per share expiring January 13, 2009, and (z) 1,337,794 Shares exercisable at $7.86 per share expiring October 20, 2008, and (vi) 5,673,760 Shares were reserved for issuance upon the conversion of the Company’s outstanding 4.0% Convertible Senior Notes due July 15, 2024 (the “Notes”). From the close of business on August 3, 2007 until the date of this Agreement, no options to purchase Shares or shares of Preferred Stock have been granted and no Shares or shares of Preferred Stock have been issued, except for Shares issued pursuant to the exercise of Options in accordance with their terms. Except as set forth above and for the Top-Up Option, as of the date of this Agreement, (A) there are not outstanding or authorized any (I) shares of capital stock or other voting securities of the Company, (II) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (III) options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (collectively, “Company Securities”), (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities and (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries to which the Company or any of its subsidiaries is a party.
     (b) All shares of the Company’s subsidiaries are owned by the Company or another wholly-owned subsidiary of the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever, other than restrictions imposed by law. Except for the Company’s subsidiaries, the Company does not own any capital stock of or other equity interest in, or any interest convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, any other person. Each of the outstanding shares of capital stock of each of the Company’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable. Section 3.3(b) of the Company Disclosure Schedule sets forth a true and complete list of each subsidiary of the Company and its jurisdiction of incorporation or organization. Except as set forth in Section 3.3(b) of the Company Disclosure Schedule, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements to which the Company or any of its subsidiaries is a party or by which it is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of any of the Company’s subsidiaries or obligating the Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. There is no voting trust, proxy, stockholder rights plan or other similar agreement to which the Company or any of its subsidiaries is a party or by which they are bound with respect to any equity security of any class of the Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.
     SECTION 3.4 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the Company Requisite Vote, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than approval of this Agreement by the holders of at least a majority in combined voting power of the outstanding Shares (the “Company Requisite Vote”), and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). The Board of Directors of the Company has (i) approved and declared advisable this Agreement and the transactions contemplated hereby and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203(a) of the DGCL shall not apply to the transactions contemplated hereby and (ii) resolved to recommend that the stockholders of the Company tender their Shares in the Offer or otherwise approve the adoption of this Agreement (the “Recommendation”). The Board has approved for purposes of Section 203 of the DGCL the Principal Stockholder Support Agreements and the transactions contemplated thereby, to the extent such approval is required. In the event that Section 253 of the DGCL is inapplicable and unavailable to effectuate the Merger, the only vote of the stockholders of the Company required to approve this Agreement and approve the transactions contemplated hereby is the Company Requisite Vote.
        SECTION 3.5 No Conflict; Required Filings and Consents.
     (a) The execution, delivery and performance of this Agreement by the Company do not and will not (i) conflict with or violate the certificate of incorporation or bylaws or other equivalent organizational documents of the Company or its subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any material law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound, except, in the case of clause (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not, individually or in the aggregate, have a Material Adverse Effect.
     (b) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court commission, or other governmental body (each, a “Governmental Entity”), except for (i) applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the filing of the Schedule 14D-9 in connection with the Offer and the Proxy Statement, if applicable, in connection with the Company Requisite Vote), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other material antitrust, competition or merger control consents, and state securities, takeover and “blue sky” laws, (ii) the applicable requirements of the NASDAQ, (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have a Material Adverse Effect.

     SECTION 3.6 Compliance.
     (a) Neither the Company nor any of its subsidiaries is in violation of any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which it or any of their respective properties are bound, except for any such violation which would not, individually or in the aggregate, have a Material Adverse Effect.
     (b) The Company and its subsidiaries have all registrations, franchises, grants, permits, easements, certificates, licenses, authorizations, exemptions, orders, consents, approvals and franchises (“Licenses”) from Governmental Entities required to own, lease and operate their properties and to conduct their respective businesses as now being conducted, except for any such Licenses the absence of which would not, individually or in the aggregate, have a Material Adverse Effect. All Company Licenses are in full force and effect, there is no suspension or cancellation of any of the Licenses pending or, to the knowledge of the Company, threatened, except where the failure to be in full force and effect would not have a Material Adverse Effect.
     SECTION 3.7 SEC Filings; Financial Statements.
     (a) The Company has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2005 (all such forms, reports, statements, certificates and other documents filed since January 1, 2005, collectively, the “SEC Reports”). Each of the SEC Reports, as amended, complied, and each of the SEC Reports filed subsequent to the date of this Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. None of the SEC Reports filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such SEC Report has been amended or superseded by a later SEC Report filed prior to the date hereof. No Company subsidiary is required to file any form, report or other document with the SEC. As of the date hereof, the Company does not intend to file with the SEC any amendments to any previously filed SEC Report.
     (b) The financial statements (including all related notes and schedules) of the Company and its subsidiaries included in the SEC Reports fairly present in all material respects the consolidated financial position of the Company and its subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal and recurring year-end audit adjustments which would not have a Material Adverse Effect) and were prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated therein or in the notes thereto).

     (c) Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Company has been and is in material compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ Global Market.
     (d) The Company has designed disclosure controls and procedures to ensure that material information relating to the Company, including its subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities.
     (e) Except (i) as reflected, accrued or reserved against in the Company’s consolidated balance sheet as of December 31, 2006 (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed prior to the date of this Agreement for the year ended December 31, 2006, (ii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2006, (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement and (iv) for liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement, neither the Company nor any of its subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or un-matured or otherwise, of a nature required by GAAP to be reflected in a consolidated balance sheet or the notes thereto.
     SECTION 3.8 Absence of Certain Changes or Events. Since December 31, 2006, (i) the Company and its subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice, (ii) none of the Company or any subsidiary has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of any of the covenants set forth in Sections 5.1(f), (m) and (n) and, (iii) since such date, there has not been: (a) any change, event or occurrence which has had a Material Adverse Effect; (b) prior to the date of this Agreement, any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or any of its subsidiaries’ capital stock, except for any dividend or distribution by a subsidiary of the Company to the Company or a subsidiary thereof; (c) prior to the date of this Agreement, any redemption, repurchase or other acquisition of any shares of capital stock of the Company or any of its subsidiaries; (d) prior to the date of this Agreement, any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto; or (e) prior to the date of this Agreement, any material Tax election made by the Company or any of its subsidiaries or any settlement or compromise of any material Tax liability by the Company or any of its subsidiaries.
     SECTION 3.9 Absence of Litigation There are no suits, claims, actions, proceedings, arbitrations, mediations or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, other than any such suit, claim, action, proceeding, arbitration, mediation or investigation that would not have a Material Adverse Effect. Neither the Company nor any of its subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree, settlement agreement award or similar written agreement, except for those that would not have a Material Adverse

Effect. As of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or, to the knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its subsidiaries or any malfeasance by any executive officer of the Company.
     SECTION 3.10 Employee Benefit Plans.
     (a) Section 3.10(a) of the Company Disclosure Schedule contains a true and complete list of each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each other plan, program, agreement or arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, vacation or sick pay, fringe benefits, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, that is or has been contributed to or required to be contributed to, sponsored or maintained by the Company or any of its subsidiaries or any other person or entity under common control of the Company or any of its subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder (each such entity or person under common control an “ERISA Affiliate”), or for which the Company or its subsidiaries has any liability, for the benefit of any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its subsidiaries (collectively, the “Company Employees” and such plans, programs, policies, agreements and arrangements, collectively, the “Company Plans”).
     (b) With respect to each Company Plan, the Company has made available to Parent a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof) and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) all material written agreements and contracts relating to each Company Plan, including administrative service agreements and group insurance contracts (iii) the most recent determination or opinion letter, if any, received from the Internal Revenue Service (the “IRS”), (iv) any summary plan description, (v) any material correspondence to or from any governmental entity within the past two years relating to such plan, and (vi) for the most recent three plan years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any.
     (c) Each Company Plan has been established and administered in accordance with its terms in all material respects and in material compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations.
     (d) No “prohibited transaction” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Plan with respect to which the Company would have a material liability.
     (e) Neither the Company, its subsidiaries nor any ERISA Affiliates has any obligation to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA) and neither the Company, its subsidiaries nor any ERISA Affiliate has maintained, established, sponsored, participated in or contributed to any retirement plan subject to Title VI of ERISA or Section 412 of the Code.
     (f) With respect to each Company Plan no actions, government investigations, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened.
     (g) Each Company Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has received a determination letter to that effect from the IRS and, to the knowledge of the Company, no circumstances exist which would reasonably be expected to materially adversely affect such qualification or exemption.
     (h) The execution, delivery of and performance by the Company of its obligations under the transactions contemplated by this Agreement will not (either alone or upon occurrence of any additional or subsequent events) (i) result in “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code, or (ii) constitute an event under any Company Plan, trust or loan, that will or would reasonably be expected to result in any payment (whether of severance or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefit or obligation to fund benefits with respect to any Company employee.
     (i) No Company Plan provides, or reflects or represents any liability to provide post-termination or retiree life insurance, health or other employee welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar law.
     (j) Each Company Plan (other than the Company Plans that provide equity incentive awards and employment agreements to which the Company is a party) can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms without material liability to Parent or the Surviving Corporation (other than ordinary administration expenses or routine claims for benefits).
     (k) No Company Plan is funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), or is self-insured.
     (l) No Company Plan is governed by the laws of any jurisdiction other than the United States or any state thereof.
     (m) There is no contract, agreement, plan or arrangement to which the Company or any of its subsidiaries is a party, including this Agreement, covering any Company Employees which, individually or collectively, is reasonably expected to give rise to a payment that would not be deductible pursuant to Section 162(m) of the Code. To the Company’s knowledge, each Company Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) (i) has been operated in all material respects since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder, and (ii) as to any such plan in existence prior to January 1, 2005 and not subject to Section 409A of the Code, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004 (or, if it has been materially modified, has been operated as described in clause (i) of this sentence). No Company Plan providing stock options (whether currently outstanding or previously exercised) is, has been or would be, as applicable, subject to any tax, penalty or interest under Section 409A of the Code.
     SECTION 3.11 Labor and Employment Matters. The Company and its subsidiaries are in compliance in all material respects with all applicable federal, state and local laws, rules and regulations that are material to the Company respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, including all civil rights and anti discrimination laws, rules and regulations. Neither the Company nor any subsidiary is a party to any collective bargaining agreement with any labor organization or other representative of any Company Employees, nor is any such agreement presently being negotiated by the Company. There are no (a) unfair labor practice complaints pending against the Company or any subsidiary before the National Labor Relations Board or any other labor relations tribunal or authority and (b) there are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the knowledge of the Company, threatened against or involving the Company or any of its subsidiaries.
     SECTION 3.12 Insurance. The Company maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and its subsidiaries (collectively, the “Insurance Policies”) which the Company reasonably believes are of the type and in amounts customarily carried by persons of similar size conducting similar businesses to the Company and its subsidiaries, and (a) all material Insurance Policies of the Company and its subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable law (b) there is no material claim by the Company or any of its subsidiaries pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, and (c) neither the Company nor any of its subsidiaries is in breach or default, and neither the Company nor any of its subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such Insurance Policies.
     SECTION 3.13 Properties. Neither the Company nor any subsidiary of the Company owns any real property. Except as would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, the Company and each of its subsidiaries owns and has good and valid title to all of its respective personal property and have valid leasehold interests in all of its respective leased properties (the “Leased Real Property”), sufficient to conduct their respective businesses as currently conducted, free and clear of all liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (except in all cases for those permissible under any applicable loan agreements and indentures and for title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants and other matters, whether or not of record, which individually or in the aggregate do not materially affect the continued use, operation or occupancy of the property for the purposes for which the property is currently being used by the Company or any of its subsidiaries). Except as would not, individually or in the aggregate, have a Material Adverse Effect, all leases under which the Company or any of its subsidiaries leases any real or personal property are valid and effective against the Company or any of its subsidiaries and, to the knowledge of the Company, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing default by the Company or any of its subsidiaries which, with notice or lapse of time or both, would become a default by the Company or any of its subsidiaries. Section 3.13 of the Company Disclosure Schedule sets forth a list of all Leased Real Property. Except as would not have a Material Adverse Effect, the Leased Real Property is in compliance with all applicable laws and is in good condition and repair. To the knowledge of the Company, no party occupies any of the Leased Real Property except for the Company or its subsidiaries.
     SECTION 3.14 Tax Matters. All material Tax Returns required to be filed by the Company and its subsidiaries have been filed (except those under valid extension) and are true, correct and complete and accurate in all material respects, all Taxes of the Company and its subsidiaries of an amount material to the Company and its subsidiaries taken as a whole have been paid or (with respect to withholding Taxes) withheld and paid over to the appropriate Governmental Entity or adequately provided for on the most recent financial statements included in the SEC Reports filed prior to the date hereof, or (with respect to liabilities for Taxes incurred since the date of the most recent financial statements included in the SEC Reports filed prior to the date hereof) on the books and records of the Company. The material liabilities for Taxes incurred since the date of the most recent financial statements included in the SEC Reports filed prior to the date hereof have been incurred in the ordinary course of the business of the Company and its subsidiaries. No audit or other examination of any material Tax Return of the Company or any of its subsidiaries is presently in progress, nor has the Company or any of its subsidiaries received written notice of any claim with respect to any material Taxes. There are no material liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its subsidiaries, neither the Company nor any of its subsidiaries (i) has ever been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Company), (ii) has any liability for the Taxes of any person (other than the Company, or any subsidiary of the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise or (iii) is a party to or is bound by any or owes any amount pursuant to Tax sharing, allocation or indemnification agreement or arrangement. No written claim has been made within the previous three years by a Governmental Entity in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns that the Company or any of its subsidiaries is or may be subject to taxation by that jurisdiction. Neither the Company nor any of its subsidiaries has engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2). Neither the Company nor any of its subsidiaries has constituted a distributing corporation or a controlled corporation in a distribution of stock intended to qualify for tax free treatment under Section 355 of the Code.
     SECTION 3.15 Schedule 14D-9; Offer Documents; Proxy Statement.
     (a) None of the information supplied or to be supplied in writing by or on behalf of the Company specifically for inclusion in the Offer Documents will, at the times such documents are filed with the SEC, at the time they are mailed to stockholders of the Company and at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 and each other document required to be filed by the Company with the SEC or required to be distributed or dissemination to the Company’s stockholders by the Company (the “Company Disclosure Documents”) will not, at the time they are filed with the SEC and at all times prior to the purchase of Shares by Merger Sub pursuant to the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied in writing by Parent, Merger Sub or an affiliate of Parent or Merger Sub which is contained in the Company Disclosure Documents. The Company Disclosure Documents will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.
     (b) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement or information statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting, if one is required (such proxy statement or information statement, as amended or supplemented, the “Proxy Statement”) will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will, at the time of the Stockholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective representatives which is contained or incorporated by reference in the Proxy Statement.
     SECTION 3.16 Takeover Statutes Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.9, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States applicable to the Company (collectively, “Anti-Takeover Statute”) is applicable to the Merger, the Offer or the other transactions contemplated by this Agreement.
     SECTION 3.17 Intellectual Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect, either the Company or a subsidiary of the Company owns or otherwise possesses adequate rights to use all trademarks or servicemarks (whether registered or unregistered), trade names, domain names, copyrights (whether registered or unregistered), patents, trade secrets or other intellectual property of any kind used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as would not, individually or in the aggregate, have a Material Adverse Effect, (a) there are no pending or, to the knowledge of the Company, threatened claims, actions or proceedings by any person alleging infringement or misappropriation by the Company or any of its subsidiaries of the intellectual property rights of such person or challenging the validity, enforceability or ownership of, or the right to use, any Company Intellectual Property, (b) to the knowledge of the Company, the conduct of the businesses of the Company and its subsidiaries as currently conducted does not infringe or misappropriate any intellectual property rights of any person; (c) to the knowledge of the Company, no person is infringing or misappropriating any Company Intellectual Property; (d) the Company and its subsidiaries have taken reasonable steps to protect their rights in the Company Intellectual Property, the confidentiality of their trade secrets and the security of their computer systems and networks (including adopting and generally enforcing a policy requiring their employees and contractors that have a material role in the development of the Company’s and its subsidiaries’ intellectual property to execute confidentiality and intellectual property assignment agreements with the Company or such subsidiary); and (e) all patents and registrations for trademarks, service marks and copyrights which are held by the Company or any of its subsidiaries are subsisting and have not expired or been cancelled or abandoned. Neither this Agreement nor the consummation of the transactions contemplated by this Agreement will cause: (i) Parent or any of its subsidiaries (other than the Surviving Corporation and its subsidiaries) to grant to any third party any right to or with respect to any intellectual property owned by, or licensed to, any of them (other than pursuant to any contract to which any of such entities were a party prior to the Closing Date); (ii) the Surviving Corporation or any of its subsidiaries to grant to any third party any right to or with respect to any material intellectual property owned by, or licensed to, any of them (other than rights granted by Company or any of its subsidiaries on or prior to the Closing Date under intellectual property owned by the Company or such subsidiaries as of the Closing Date), (iii) Parent, any of its subsidiaries or the Surviving Corporation to be bound by, or subject to, any material non-compete or other material restriction on the operation or scope of their respective businesses (excluding any non-compete or other restriction that arises from any contract to which Parent or any of its subsidiaries (other than the Surviving Corporation and its subsidiaries) were a party prior to the Closing Date, and excluding the Surviving Corporation or any of its subsidiaries being bound by any non-compete or other restriction to which the Company or such subsidiary was bound as of the Closing Date) or (iv) Parent, the Surviving Corporation or any of their subsidiaries to be obligated under the terms of a contract to which the Company or any of its subsidiaries was a party prior to the Closing Date to pay, in respect of intellectual property licensed to the Company or any its subsidiaries by a third party, any royalties or other license fees with respect to such intellectual property materially in excess of those payable by the Company or such subsidiary in the absence of this Agreement or the transactions contemplated hereby.
     SECTION 3.18 Environmental Matters.
     (a) Except as would not, individually or in the aggregate, have a Material Adverse Effect and except as set forth in the environmental assessments listed on Section 3.18 of the Company Disclosure Schedule: (i) the Company and each of its subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits required under such laws to operate as they presently operate; (ii) there are no Materials of Environmental Concern at any property owned or operated by the Company or any of its subsidiaries, except under circumstances or in quantities not reasonably likely to result in liability of the Company or any of its subsidiaries under any applicable Environmental Law; (iii) neither the Company nor any of its subsidiaries has received any written notification alleging that it is liable for, or request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning any release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; (iv) neither the Company nor any of its subsidiaries has received any written claim or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and no such matter has been threatened in writing to the knowledge of the Company; and (v) neither the Company nor any of its subsidiaries have contractually or otherwise assumed the environmental liabilities of any third party.
     (b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.18 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.
For purposes of this Agreement, the following terms shall have the meanings assigned below:
     “Environmental Laws” shall mean all federal, state, or local statutes, regulations, ordinances, codes, or decrees relating to pollution, exposure to Materials of Environmental Concern and the environment, including protecting the quality of the ambient air, soil, surface water or groundwater, and including any product content, take back, recycling or labeling requirements.
     “Environmental Permits” shall mean all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.
     “Materials of Environmental Concern” shall mean any chemicals, substances, materials or emissions or discharges designated as “hazardous”, “acutely hazardous”, a “pollutant”, a “contaminant”, or “toxic” by any Governmental Entity, including those defined and regulated as such under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act.
     SECTION 3.19 Contracts.
     (a) Except as set forth in Section 3.19(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral):
          (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC);
          (ii) which may reasonably be expected to require payments to the Company of more than $1,200,000 in the aggregate, or by the Company of more than $1,200,000 in the aggregate, over the remaining term of such contract, agreement or arrangement and which, in either case, cannot be canceled by the Company or any subsidiary without penalty or further payment or obligation and without more than ninety (90) days’ notice;
          (iii) involving distributor, development, reseller, franchise, agency, joint venture, sales promotion and marketing relationships or arrangements, in each case that are material to the Company and its subsidiaries taken as a whole;

          (iv) involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any subsidiary or income or revenues related to any product or services of the Company or any subsidiary to which the Company or any subsidiary is a party, other than employment agreements or bonus plans disclosed on Section 3.10 of the Company Disclosure Schedule, in each case that are material to the Company and its subsidiaries taken as a whole;
          (v) evidencing indebtedness for borrowed money, including capital leases (other than in connection with ordinary course trade payables incurred in the ordinary course of business) in an amount in excess of $1 million, and all such contracts, agreements and arrangements pursuant to which the Company or any subsidiary has agreed to guarantee, endorse or otherwise become liable for the obligations of any other person, in each case except for intercompany arrangements between the Company and its subsidiaries;
          (vi) that limits, or purports to limit, the ability of the Company or any subsidiary to compete with any person or entity or engage in any line of business or in any geographic area or during any period of time, to provide any products or services to any person or entity, or that limits the prices or fees charged by the Company or its subsidiaries for any products or services based upon the prices or fees charged to other persons or entities, or that grants to any person or entity any exclusive rights under any Company Intellectual Property;
          (vii) other than with respect to Tax matters, that results in any person or entity holding a power of attorney from the Company or any subsidiary that relates to the Company, any subsidiary or their respective businesses; or
          (viii) was entered into other than in the ordinary course of business and is material to the Company and its subsidiaries taken as a whole.
     (b) Each contract, arrangement, commitment or understanding of the type described in Section 3.19(a), whether or not set forth in Section 3.19 of the Company Disclosure Schedule, is referred to herein as a “Material Contract.” The Company has provided to Parent true, correct and complete copies of all Material Contracts. Except as would not have a Material Adverse Effect, each Material Contract is valid and binding on the Company or one of its subsidiaries and in full force and effect (except to the extent that any Material Contract expires in accordance with its terms), (i) the Company and each of its subsidiaries has performed all obligations required to be performed by it under each Material Contract, (ii) no event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a default on the part of the Company or any of its subsidiaries under any Material Contract, (iii) no other party to such Material Contract is, to the knowledge of the Company, in default in any respect thereunder, and (iv) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default, give rise to cancellation rights, or otherwise adversely affect any of the Company’s material rights under any Material Contract referenced in clause (a)(ii) or (a)(v) above.
     SECTION 3.20 Affiliate Transactions. Except for employment-related Material Contracts and for any intercompany agreements, no executive officer or director of the Company (an “Insider”) is a party to any Contract with or binding upon the Company or any of its subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its subsidiaries or has engaged in any material transaction with any of the foregoing within the last twelve months. To the Company’s knowledge, none of the Insiders has any direct or indirect material interest in, or direct or indirect control of, any customer, supplier or client of the Company or in any other person, firm or entity with whom the Company transacts business of any material nature.
     SECTION 3.21 Opinion of Financial Advisor. Credit Suisse Securities (USA) LLC, (the “Financial Advisor”) has delivered to the Board of Directors of the Company its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, that, as of such date, the Per Share Amount to be received by the holders of the Shares in the Offer and the Merger is fair, from a financial point of view, to such holders.
     SECTION 3.22 Brokers. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its subsidiaries. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and the Financial Advisor pursuant to which such firm would be entitled to any payment relating to the transactions contemplated by this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB
     Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that, except as set forth on the Disclosure Schedule delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”):
     SECTION 4.1 Organization.
     (a) Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and (ii) has the requisite corporate power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). The organizational or governing documents of Parent and Merger Sub, as previously provided to the Company, are in full force and effect. Neither Parent nor Merger Sub is in violation of its organizational or governing documents.
     (b) Wipro Inc., a wholly owned subsidiary of Parent, owns beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever.

     SECTION 4.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action by the Boards of Directors of Parent and Merger Sub and, prior to the Effective Time, will be duly and validly authorized by all necessary action by Parent as the sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, or general equitable principles (whether considered in a proceeding in equity or at law).
     SECTION 4.3 No Conflict; Required Filings and Consents.
     (a) The execution, delivery and performance of this Agreement by Parent and Merger Sub, do not and will not (i) conflict with or violate the respective certificate of incorporation or bylaws (or similar organizational documents) of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub or its or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not have a Parent Material Adverse Effect.
     (b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder, the HSR Act and any other material antitrust, competition or merger control consents and state securities, takeover and “blue sky” laws, (ii) the rules and regulations of the Nasdaq Global Market and the New York Stock Exchange, (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have a Parent Material Adverse Effect.

     SECTION 4.4 Absence of Litigation. As of the date of this Agreement, there are no suits, claims, actions, proceedings, arbitrations, mediations or investigations pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, other than any such suit, claim, action, proceeding or investigation that would not have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any of its subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree or award that would have a Parent Material Adverse Effect.
     SECTION 4.5 Company Disclosure Documents; Proxy Statement.
     (a) None of the information provided by Parent or its subsidiaries to be included in any Company Disclosure Documents will, at the time it is filed with the SEC, at the time it is first mailed to the stockholders of the Company or at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     (b) None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, if one is required, will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained or incorporated by reference in the Proxy Statement.
     SECTION 4.6 Brokers. No broker, finder or investment banker (other than Citigroup Global Markets Inc., whose fees shall be paid by Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub.
     SECTION 4.7 Sufficient Funds. Parent presently has, and at the Acceptance Date Parent shall have, available funds in an amount sufficient to enable Merger Sub to pay all amounts payable to the stockholders of the Company upon consummation of the Offer and the Merger on the terms contemplated hereby, including all amounts payable under Sections 2.8 and 2.9 hereof and under the Indenture.
     SECTION 4.8 Operations of Parent and Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Wipro Inc.

     SECTION 4.9 Ownership of Shares. As of the date of this Agreement, none of Parent, Merger Sub or their respective affiliates owns (directly or indirectly, beneficially or of record) any Shares and none of Parent, Merger Sub or their respective affiliates holds any rights to acquire or vote any Shares except pursuant to this Agreement.
     SECTION 4.10 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.
ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
     SECTION 5.1 Conduct of Business of the Company Pending the Merger. The Company covenants and agrees that, during the period from the date hereof until the earlier to occur of the of the termination of this Agreement pursuant to Article VIII and the Acceptance Date, except as contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule or as required by law, or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), the business of the Company and its subsidiaries shall be conducted in their ordinary course of business, and the Company and its subsidiaries shall use its commercially reasonable efforts to pay their respective Taxes when due, keep available the services of the current officers, employees and consultants of the Company and its subsidiaries, preserve intact their business organization and preserve in all material respects their present relationships with customers, suppliers and other persons with which they have material business relations. Between the date of this Agreement and the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Acceptance Date, except as contemplated by this Agreement, except as otherwise contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule or as required by law, neither the Company nor any of its subsidiaries shall without the prior written consent of Parent (which consent in clauses (f), (g), (h), (m) and (n) of this Section 5.1 shall not be unreasonably withheld or delayed):
     (a) amend or otherwise change its Certificate of Incorporation or Bylaws or any similar governing instruments;
     (b) issue, deliver, sell, pledge, dispose of, lease, license, grant or encumber any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including but not limited to stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries (except for (A) the issuance of Shares upon the exercise of Options granted as of the date hereof, in accordance with the terms of any Company Plan, (B) issuances of Shares upon the conversion of the Notes outstanding as of the date hereof, in accordance with the terms of the Indenture, (C) issuances of Shares upon the exercise of the Warrants granted as of the date hereof, in accordance with the terms of the applicable warrant agreement, or (D) the grant of any restricted shares, stock units and Options (and issuances of Shares pursuant thereto) pursuant to offer letters outstanding as of the date hereof);
     (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a subsidiary of the Company to the Company or a wholly owned subsidiary of the Company);
     (d) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company (other than the acquisition of Shares tendered by employees or former employees in connection with a cashless exercise of Options or in order to pay Taxes in connection with the exercise of Options pursuant to the terms of a Company Plan), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company’s subsidiaries;
     (e) acquire or sell (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof;
     (f) acquire or sell any assets which is or are material to the Company and its subsidiaries taken as a whole, other than (i) purchases or dispositions of inventory and other assets in the ordinary course of business or (ii) other purchases or dispositions in an amount not to exceed $500,000 individually or in the aggregate;
     (g) enter into or amend in any material respect any Material Contract or contract which if entered into prior to the date hereof would be a Material Contract (provided that the Company and its subsidiaries may (i) enter into new customer contracts, (ii) amend any existing customer contract provided that such amendment shall not materially reduce the economic benefit of such contract to the Company and its subsidiaries and (iii) enter into a new or amend an existing supplier agreement provided that such agreement does not require annual payments by the Company and its subsidiaries in excess of $1 million);
     (h) authorize any capital expenditures which are, in the aggregate, in excess of the Company’s capital expenditure budget set forth on Section 5.1 of the Company Disclosure Schedule (the “Cap Ex Budget”);
     (i) other than capital leases incurred in the ordinary course of business consistent with past practices, incur or modify in any material respect the terms of any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than a subsidiary of the Company), in each case, other than for amounts set forth in the Cap Ex Budget;
     (j) except to the extent required under any Company Plan or as required by applicable law, (i) increase the compensation or fringe benefits of any of its directors, officers or employees (except in the ordinary course of business with respect to employees who are not directors or executive officers), (ii) grant any severance or termination pay not provided for under any Company Plan, or (iii) enter into any employment, consulting or severance agreement or arrangement with any of its present or former directors, officers or other employees, except for at will offers of employment in the ordinary course of business with employees who are not directors or officers, or establish, adopt, enter into or amend in any material respect or terminate any Company Plan;
     (k) make any material change in any accounting principles, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;
     (l) other than in the ordinary course of business or as required by applicable law (i) make or change any material Tax election, (ii) enter into any settlement or compromise of any material Tax liability, (iii) file any material amended Tax Return, (iv) adopt or change any Tax accounting method or annual Tax accounting period, (v) enter into any closing agreement relating to any material Tax, (vi) surrender any right to claim a material Tax refund, or (vii) consent to the extension or waiver of the limitations period applicable to any material Tax claim or assessment;
     (m) settle or compromise any litigation other than settlements or compromises of litigation where the amount paid (less the amount reserved for such matters by the Company) in settlement or compromise, in each case, does not exceed the amount set forth in Section 5.1(m) of the Company Disclosure Schedule;
     (n) [reserved]
     (o) transfer or license any rights to any material Company Intellectual Property to any person or entity, or enter into or amend or modify any agreements or make other commitments or arrangements to grant, transfer or license to any person any present or future rights to any material Company Intellectual Property other than non-exclusive licenses granted in the ordinary course of business and consistent with past practice;
     (p) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than among wholly owned subsidiaries of the Company); or
     (q) agree to take any of the actions described in Sections 5.1(a) through 5.1(p).
     SECTION 5.2 Conduct of Business of Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, between the date of this Agreement and the Effective Time, it shall not, directly or indirectly, take any action that would, or would reasonably be expected to have a Parent Material Adverse Effect.
     SECTION 5.3 No Control of Other Party’s Business. Except as provided in Section 5.1, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the earlier of the Acceptance Time and the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the earlier of the Acceptance Time and the Effective Time. Prior to the earlier of the Acceptance Time and the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.
ARTICLE VI
ADDITIONAL AGREEMENTS
     SECTION 6.1 Stockholders Meeting.
     (a) Subject to the other provisions of this Agreement, if the Company Requisite Vote is required under the DGCL, as soon as reasonably practicable following the consummation or expiration of the Offer, the Company, acting through its Board of Directors, shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting this Agreement (the “Stockholders Meeting”), (ii) subject to Section 6.5(d), include in the Proxy Statement the Recommendation and the written opinion of the Financial Advisor, dated as of the date of this Agreement, that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock and use its reasonable best efforts to obtain the Company Requisite Vote. Parent and Merger Sub shall cause all Shares acquired in the Offer to be voted in favor of adoption of the Agreement at the Stockholders Meeting.
     (b) Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Stockholders Meeting if this Agreement is terminated.
     (c) Notwithstanding the foregoing, if a Short Form Merger may be effected in accordance with Section 2.6 and Section 253 of the DGCL, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective on the dates specified in Section 2.2 without a Stockholders Meeting, in accordance with Section 253 of the DGCL.
     SECTION 6.2 Proxy Statement. If the Company Requisite Vote is required under the DGCL, as soon as reasonably practicable following the consummation or expiration of the Offer, the Company shall, with the assistance of Parent, prepare the Proxy Statement. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall use its commercially reasonable efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. The Company shall as soon as reasonably practicable notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information.
     SECTION 6.3 Access to Information From the date of this Agreement to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall use its reasonable best efforts to cause its subsidiaries, officers, directors and representatives to, afford the officers, employees, and representatives of Parent reasonable access during normal business hours, consistent with applicable law, to its officers, properties, offices, and other facilities and to all books and records as Parent, through its officers, employees or representatives, may from time to time reasonably request in writing. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. Neither the Company nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Company or its subsidiaries or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement); provided, however, that in the case that such actions are prohibited by applicable law (including antitrust laws), Parent and the Company each agree to use reasonable best efforts to establish a process that, through use of steps such as targeted redactions, provision of information to counsel to review and summarize for Parent or use of a “clean room” environment for analysis and review of information by joint integration teams in coordination with counsel and the Company, will provide Parent with timely access to the fullest extent possible to the substance of the information described in this section in a manner that allows the Company to comply with applicable law; provided, further, that the Parent shall have executed a confidentiality agreement with provisions no less restrictive than the provisions in the confidentiality agreement(s) by which the Company is bound to such third parties. The Company agrees to make available to Parent and its accountants, counsel and other representatives copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon reasonable request. No information or knowledge obtained in any investigation pursuant to this Section 6.3 or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Offer or the Merger in accordance with the terms and provisions hereof.
     SECTION 6.4 Confidentiality. Each of Parent and Merger Sub will hold and treat and will cause its officers, employees, auditors and other authorized representatives to hold and treat in confidence all documents and information concerning the Company and its subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated October 16, 2006, between the Company and Wipro Technologies (the “Confidentiality Agreement”) which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.
     SECTION 6.5 Alternative Proposals.
     (a) Subject to Section 6.5(b)-(f), the Company agrees that neither it nor any subsidiary of the Company shall, and that it shall cause its and their respective officers, directors, employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its subsidiaries (“Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an Alternative Proposal, (ii) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with, or have any discussions (other than to state that they are not permitted to have discussions) with any person relating to, an actual or proposed Alternative Proposal, or otherwise knowingly encourage or knowingly facilitate any effort or attempt to make or implement an Alternative Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal, or (v) resolve to propose or agree to do any of the foregoing; provided, however, that it is understood and agreed that any determination or action by the Board of Directors of the Company permitted under Section 6.5(c) or (d) or Section 8.1(d)(ii), shall not be deemed to be a breach or violation of this Section 6.5(a).
     (b) The Company shall and shall cause each of its subsidiaries and Representatives to, immediately cease any solicitations, discussions or negotiations with any person (other than the parties hereto) that has made or indicated an intention to make an Alternative Proposal, in each case that exist as of the date hereof.
     (c) Notwithstanding anything to the contrary in Section 6.5(a) or (b), the Company may, in response to an unsolicited Alternative Proposal which did not result from or arise in connection with a breach of Section 6.5(a) and which the Board of Directors of the Company determines, in good faith, after consultation with its outside counsel and financial advisors, could reasonably be expected to lead to a Superior Proposal (i) furnish non-public information with respect to the Company and its subsidiaries to the person making such Alternative Proposal and its Representatives pursuant to a confidentiality agreement on terms no less restrictive to such person than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement), and (ii) participate in discussions or negotiations with such person and its Representatives regarding such Alternative Proposal; in each case of clauses (i) and (ii) above to the extent that the Board of Directors determines in good faith, after consultation with outside counsel, that doing so is necessary to satisfy its fiduciary duties under applicable law; provided, however, that the Company shall provide or make available to Parent any material non-public information concerning the Company or any of its subsidiaries that is provided to the person making such Alternative Proposal or its Representatives which was not previously provided or made available to Parent.
     (d) Subject to the permitted actions contemplated by Section 8.1(d)(ii), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, its Recommendation, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Alternative Proposal or (iii) approve or recommend, or publicly propose to approve, endorse or recommend, any Alternative Proposal. Notwithstanding the foregoing, but subject to Section 6.5(b), if, prior to the Acceptance Date, the Board of Directors determines in good faith, after consultation with outside counsel, that failure to so withdraw or modify its Recommendation could reasonably be expected to violate its fiduciary duties under applicable law, the Board of Directors of the Company or any committee thereof may withdraw or modify its Recommendation (a “Change of Recommendation”).

     (e) The Company promptly (and in any event within 48 hours) shall advise Parent orally and in writing of (i) any written Alternative Proposal, (ii) any written request for non-public information relating to the Company or its subsidiaries, other than requests for information not reasonably expected to be related to an Alternative Proposal, and (iii) any written inquiry or request for discussion or negotiation regarding an Alternative Proposal, including in each case the identity of the person making any such Alternative Proposal or indication or inquiry and the material terms of any such Alternative Proposal or indication or inquiry. The Company shall keep Parent reasonably informed on as current a basis as is reasonably practicable of the status (including any material changes to the terms thereof) of any such Alternative Proposal or indication or inquiry. In addition to the foregoing, the Company shall (i) provide Parent with at least 48 hours prior written notice (or such lesser prior notice as provided to the members of the Board of Directors but in no event less than eight hours) of any meeting of the Board of Directors at which the Board of Directors is reasonably expected to consider an Alternative Proposal, and (ii) provide Parent with at least one (1) Business Day prior written notice of a meeting of the Board of Directors at which the Board of Directors is reasonably expected to approve, endorse or recommend a Superior Proposal, together with such notice a copy of the definitive documentation relating to such Superior Proposal that is then available.
     (f) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any required disclosure to the Company’s stockholders if, in the good faith judgment of such Board of Directors, after consultation with its outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable law.
     (g) As used in this Agreement, “Alternative Proposal” shall mean any inquiry, proposal or offer from any person or group of persons other than Parent or one of its subsidiaries for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company (or any subsidiary or subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole) or (ii) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of the Company and its subsidiaries, in each case other than the Merger.
     (h) As used in this Agreement, “Superior Proposal” shall mean any Alternative Proposal (i) on terms which the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of such proposal, and this Agreement and (ii) that the Board of Directors believes is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Alternative Proposal shall be deemed to be references to “60%.”
     SECTION 6.6 Employment and Employee Benefits Matters.

     (a) Parent shall cause the Surviving Corporation and each of its subsidiaries, for a period commencing at the Effective Time and ending on the first anniversary thereof, to maintain the severance-related provisions of the existing Company HR Policy listed in Section 6.6 of the Disclosure Schedule.
     (b) Parent shall cause the Surviving Corporation and each of its subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for any Company Employee salary and the paid time off policy in effect as of the date hereof; provided, however, subject to the foregoing, that nothing herein shall prevent the amendment or termination of any Company Plan or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform with applicable law or provide any employee with other than “at will” employment.
     (c) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans, to the extent this credit would result in a duplication of benefits for the same period of service), under any employee compensation and incentive plans, benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company, its subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent recognized by the Company immediately prior to the Effective Time. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent or its subsidiaries shall (i) cause there to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by the Company and its subsidiaries in the plan year in which the Closing occurs.
     (d) Termination of 401(k) Plans. Effective as of no later than the day immediately preceding the Acceptance Time, the Company shall terminate any and all Company Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) (unless Parent provides written notice to the Company that such 401(k) Plans shall not be terminated); provided, however, if employees have loans under the 401(k) Plan, Parent shall provide that the loans rollover to a new 401(k) Plan or Parent shall make an arrangement with such employees that is economically equivalent to each employee as if a rollover had occurred. Unless Parent provides such written notice to the Company, no later than five Business Days prior to the Acceptance Time, the Company shall provide Parent with evidence that such Company Plan(s) have been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors of the Company. The form and substance of such resolutions shall be subject to review and approval of Parent. The Company also shall take such other actions in furtherance of terminating such Company Plan(s) as Parent may reasonably require. Company Employees shall be permitted to participate in the 401(k) plan of Parent or An Affiliates effective as of the Closing Date.
     SECTION 6.7 Directors’ and Officers’ Indemnification and Insurance.

     (a) Without limiting any additional rights that any employee may have under any employment agreement or Company Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall indemnify and hold harmless each present (as of the Effective Time) and former officer, director or employee of the Company and its subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that an Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or any of its subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. In the event of any such claim, action, suit, proceeding or investigation, (x) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Corporation within ten Business Days of receipt by the Surviving Corporation from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Company’s Certificate of Incorporation or Bylaws, to repay such advances if it is ultimately determined that such person is not entitled to indemnification, (y) the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents, and (z) the Surviving Corporation shall cooperate in the defense of any such matter.
     (b) Parent shall cause the Surviving Corporation to keep in effect for a period of not less than six (6) years from the Effective Time (or, in the case of matters occurring prior to the Effective Time which have not been resolved prior to the sixth (6th) anniversary of the Effective Time, until such matters are finally resolved) all provisions in the Company’s Certificate of Incorporation and By-laws in effect immediately prior to the date hereof and previously made available to Parent prior to the date hereof that provide for exculpation of director and officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers and directors of the Company to the fullest extent permitted by Delaware law, and such provisions shall not be amended except as either required by applicable law or to make changes permitted by law that would enhance the rights of past or present officers and directors to indemnification or advancement of expenses.
     (c) Parent shall maintain, or shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time the current policies of the directors’ and officers’ liability insurance maintained by the Company (provided that Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to any beneficiary thereof from its current carrier or another carrier with a rating no lower than the A.M. Best rating of A) with respect to matters existing or occurring at or prior to the Effective Time; provided, however, that in order to maintain or procure such coverage, Parent and the Surviving Corporation shall not be required to maintain or obtain policies providing such coverage except to the extent such coverage can be provided at an annual cost of no greater than two hundred seventy-five percent (275%) of the most recent annual premium paid by the Company prior to the date hereof (the “Cap”); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Parent or the Surviving Corporation shall be required to only obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.
     (d) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.7 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.
     (e) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.
     (f) In the event that the Surviving Corporation or its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, proper provision shall be made so that the successors and assigns of the Surviving Corporation, or at Parent’s option, Parent, shall succeed to the obligations set forth in this Section 6.7. In addition, the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 6.7.
     SECTION 6.8 Further Action; Efforts.
     (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days of the date hereof and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.
     (b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.8(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR

Act or any other Antitrust Law (as defined below), use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
     (c) Notwithstanding the foregoing or any other provision of this Agreement, neither party shall be required to agree to (a) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of its capital stock or of any of its businesses, assets or properties, its subsidiaries or affiliates, (b) the imposition of any limitation on the ability of Parent, its subsidiaries or affiliates or the Company to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Parent, the businesses of the Company, or (c) the imposition of any impediment on Parent, its subsidiaries or affiliates or the Company under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies or restrictive trade practices. Nothing herein shall require Parent or the Company to litigate with any Governmental Entity.
     (d) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.8 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1 so long as such party has, prior to such termination, complied in all material respects with its obligations under this Section 6.8.
     SECTION 6.9 Public Announcements. The Company and Parent will consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.

     SECTION 6.10 Anti-Takeover Statutes. If any Anti-Takeover Statute is or may become applicable to this Agreement (including the Merger and the other transactions contemplated hereby), each of Parent, the Company and Merger Sub and their respective Boards of Directors shall grant all such approvals and take all such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.
     SECTION 6.11 Treatment of Notes; Indenture.
     (a) Parent shall, or shall cause the Surviving Corporation in the Merger to, comply with all requirements of the Indenture, dated as of June 30, 2004, between the Company and Wells Fargo Bank, National Association (the “Indenture”). Without limiting the foregoing, Parent shall, or shall cause the Surviving Corporation, to provide for (i) the repurchase of the Notes which may be required pursuant to Section 11.1(b) of the Indenture and (ii) the conversion rights granted pursuant to Article 12 of the Indenture.
     (b) Parent and Merger Sub shall, at or prior to the Effective Time, enter into such supplemental indentures as may be required pursuant to the terms of the Indenture in connection with the Merger.
     SECTION 6.12 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any person alleging that the consent of such person is or may be required in connection with the Merger or the other transactions contemplated hereby, (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Merger or the other transactions contemplated hereby, (c) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which reasonably could be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, (d) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder, and (e) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.12 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice; and provided, further, that the failure to give prompt notice hereunder pursuant to clause (e) shall not constitute a failure of a Tender Condition except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure. The parties agree and acknowledge that, except with respect to clause (e) of the first sentence of this Section 6.12, the Company’s compliance or failure of compliance with this Section 6.12 shall not be taken into account for purposes of determining whether the condition referred to in paragraph (b) of Annex I shall have been satisfied.

     SECTION 6.13 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
     SECTION 6.14 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.
ARTICLE VII
CONDITIONS OF MERGER
     SECTION 7.1 Conditions to Obligations of Each Party. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:
     (a) unless the Merger is consummated pursuant to Section 253 of the DGCL, this Agreement shall have been approved by the stockholders of the Company by the Company Requisite Vote;
     (b) Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for purchase the shares validly tendered pursuant to the Offer and not withdrawn in accordance with the terms hereof and thereof;
     (c) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act, and under any comparable foreign competition law if applicable, shall have been terminated or shall have expired.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
     SECTION 8.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Acceptance Time, notwithstanding approval thereof by the stockholders of the Company:
     (a) by mutual written consent of Parent, Merger Sub and the Company;
     (b) by Parent or the Company if any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within the United States shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;
     (c) by either Parent or the Company if the Acceptance Time shall not have occurred on or before the date which is six months from the date hereof (the “Termination Date”);

provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the party seeking to terminate if any action of such party or the failure of such party to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement;
     (d) by the Company:
          (i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement that shall have had or is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect and such breach is incapable of being cured by the Termination Date (provided that the Company shall have given Parent written notice, delivered at least 30 days prior to termination, stating the Company’s intention to terminate this Agreement pursuant to this paragraph and the basis of such termination); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement;
          (ii) prior to the Acceptance Date, in order to enter into a definitive agreement with respect to a Superior Proposal, provided that, (i) the Company is not in material breach of its obligations under this Section 8.1(d) and under Section 6.5 hereof (including the notice provision thereof), (ii) the Company notifies Parent in writing that the Company has received a Superior Proposal and intends to enter into a definitive agreement with respect to such Superior Proposal, attaching the most current version of such agreement to such notice, (iii) Parent does not make, within 72 hours after receipt of the Company’s written notice of its intention to enter into a definitive agreement for a Superior Proposal, an offer that the Board of Directors in good faith reasonably determines, after consultation with a financial advisor of nationally recognized standing and its outside legal counsel, is at least as favorable to the Company’s stockholders as such Superior Proposal, (iv) during such period the Company has informed Parent of the terms and conditions of such Superior Proposal, and the identity of the person making such Superior Proposal, with the intent of enabling both parties to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, (v) prior to the Company’s termination pursuant to this Section 8.1(d), the Company pays to Parent the Termination Fee required by Section 8.2, and (vi) following such termination the Company enters into a definitive agreement to effect such Superior Proposal;
          (iii) if (i) Merger Sub shall have terminated the Offer or failed to extend the Offer to the extent required by Section 1.1(d) (in either case, other than in connection with a valid termination of this Agreement in accordance with Section 8.1), (ii) Merger Sub shall fail to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer at any Expiration Date subject to and in accordance with Section 1.1(e) or (iii) Merger Sub shall have failed to commence the Offer within 10 days after the date of this Agreement;
     (e) by Parent:

          (i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in paragraph (a) or (b) of Annex I would not be satisfied and, in either such case, such breach is incapable of being cured by the Termination Date (provided that Parent shall have given the Company written notice, dated at least 30 days prior to such termination stating Parent’s intention to terminate the Agreement pursuant to this paragraph and the basis for such termination); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement; or
          (ii) if the Board of Directors of the Company shall have withdrawn, modified or changed in a manner adverse to Parent or Merger Sub its Recommendation or shall have recommended to the stockholders of the Company an Alternative Proposal other than the Merger, or shall have resolved to effect any of the foregoing; or
          (iii) if a Triggering Event shall have occurred.
     SECTION 8.2 Effect of Termination.
     (a) In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto, except with respect to Sections 6.4, 6.9, this Section 8.2, Section 8.3 and Article IX, which shall survive such termination; provided, however, that nothing herein shall relieve any party from liability for any willful and material breach hereof prior to the date of such termination.
     (b) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii) or by Parent pursuant to Section 8.1(e)(ii) or (iii), then the Company shall immediately pay $17,300,000 (the “Company Termination Fee”) to Parent and shall reimburse Parent for all of its reasonable, documented, out-of-pocket costs and expenses actually incurred in connection herewith, not to exceed $1,000,000, each payable by wire transfer of same day funds.
     (c) In the event that this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) or by Parent pursuant to Section 8.1(e)(i) and (A) at any time after the date of this Agreement and prior to the termination under such sections, an Alternative Proposal shall have been made or communicated to the senior management or the Board of Directors of the Company or shall have been publicly announced or publicly made known to the stockholders of the Company, and not withdrawn prior to such termination, and (B) within twelve months after such termination, the Company shall have entered into a definitive agreement with respect to, or shall have consummated, any Alternative Proposal, then, in any such event, the Company shall pay to Parent the Company Termination Fee and shall reimburse Parent for all of its reasonable, documented, out-of-pocket costs and expenses actually incurred in connection herewith, not to exceed $1,000,000, such payment to be made upon the earlier of the Company entering into an agreement providing for, or consummating, such Alternative Proposal, by wire transfer of same day funds. For the purpose of this Section 8.2(c), all references in the term Alternative Proposal to “20% or more” will be deemed to be references to “more than 50%”.

     (d) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Company Termination Fee when due, the Company shall reimburse Parent for all reasonable costs and expenses actually incurred or accrued by Parent (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment. The termination fees set forth in this Section 8.2 constitute a reasonable estimate of the damages that will be suffered by reason of termination of this Agreement and shall be in full and complete satisfaction of any and all damages arising as a result of such termination.
     SECTION 8.3 Expenses. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.
     SECTION 8.4 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after adoption and approval of this Agreement by the stockholders of the Company; provided, however, that, after adoption and approval of this Agreement by the stockholders of the Company, no amendment may be made which by law requires the further approval of the stockholders of the Company, if applicable, without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
     SECTION 8.5 Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.
ARTICLE IX
GENERAL PROVISIONS
     SECTION 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Acceptance Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Acceptance Time and (b) those contained in this Article IX.

     SECTION 9.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)	if to Parent or Merger Sub:
Wipro, Limited
Doddakannelli, Sarjapur Road
Bangalore – 560 035, India
Attention: General Counsel
Facsimile: +9180 28440051
with an additional copy (which shall not constitute notice) to:
Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
Attention: Raj S. Judge, Esq.
                     Martin Korman, Esq.
                    Christopher A. Rose, Esq.
Facsimile: (650) 493-9300
(b)	if to the Company:
Infocrossing, Inc.
2 Christie Heights Street
Leonia, NJ 07605
Attention: Nicholas J. Letizia
                    Senior Vice President and General Counsel
Facsimile: (201) 840-7126
with an additional copy (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Attention: Barbara L. Becker, Esq.
Facsimile: 212-351-6202
     SECTION 9.3 Certain Definitions. For purposes of this Agreement, the term:
     (a) “affiliate” of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

     (b) “beneficial owner” with respect to any Shares has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act;
     (c) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;
     (d) “knowledge” (i) with respect to the Company means the actual knowledge of any of the persons listed in Section 9.3(d)(i) of the Company Disclosure Schedule and (ii) with respect to Parent or Merger Sub means the actual knowledge of the officers of Parent listed in Section 9.3(d)(ii) of the Company Disclosure;
     (e) “person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government;
     (f) “subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity;
     (g) “Taxes” shall mean any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity, domestic or foreign;
     (h) “Tax Return” shall mean any return, report or statement (including information returns) required to be filed with or provided to any Governmental Entity or other person, or maintained, with respect to Taxes, including any schedule or attachment thereto or amendment thereof; and
     (i) “Triggering Event” shall be deemed to have occurred if: (i) the Company shall have failed to include in the Schedule TO its Recommendation, or (ii) a tender or exchange offer relating to 20% or more of the Shares shall have been commenced by a person unaffiliated with Parent and the Company shall not have sent or given to its stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 Business Days after such tender or exchange offer is first published, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

     SECTION 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
     SECTION 9.5 Entire Agreement; Assignment. This Agreement and the Tender and Voting Agreements (including the Exhibits hereto and thereto), the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties, except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.
     SECTION 9.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than with respect to the provisions of Section 6.7 which shall inure to the benefit of the persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof.
     SECTION 9.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof).
     SECTION 9.8 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
     SECTION 9.9 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
     SECTION 9.10 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

     SECTION 9.11 Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware, and of the United States District Court for the State of Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, and of the United States District Court for State of Delaware, and (d) consents to service being made through the notice procedures set forth in Section 9.2. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.2 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.
     SECTION 9.12 Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.
     SECTION 9.13 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.
[Remainder of Page Left Blank Intentionally]

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WIPRO LIMITED

By: Name:	/s/ Sudip Nandy Sudip Nandy
Title:	Chief Strategy Officer

PROXY ACQUISITON CORP.

By:	/s/ Sridhar Ramasubbu

Name:	Sridhar Ramasubbu
Title:	Sectretary

INFOCROSSING, INC.

By:	/s/ Zach Lonstein

Name:	Zach Lonstein
Title:	Chief Executive Officer

ANNEX I
Conditions to the Offer
     Conditions to the Offer. Notwithstanding any other provision of the Offer, but subject to compliance with the terms and conditions of the Agreement, and in addition to (and not in limitation of) the rights and obligations of Merger Sub to extend and/or amend the Offer pursuant to the terms and conditions of the Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares if (i) there shall not have been validly tendered and not withdrawn prior to the scheduled expiration of the Offer (as it may be extended from time to time pursuant to Section 1.1(d) of the Agreement) a number of Shares which, together with all other Shares (if any) beneficially owned by Parent and its controlled Affiliates, represents one share more than a majority of the number of Shares then-outstanding on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares (if any) which the Company would be required to issue pursuant to then outstanding options, rights and convertible securities (if any) with an exercise price that is equal to or less than the Offer Price, but only to the extent then exercisable or exercisable within 90 days following the Expiration Date, assuming that all conditions to such exercisability would be satisfied within such 90 day period) (“Minimum Condition”), (ii) any applicable waiting period under the HSR Act shall not have expired or been earlier terminated or any other material antitrust, competition or merger control consents reasonably deemed necessary, appropriate or desirable by Parent shall not have been received (or not be deemed to have been received by virtue of the expiration or termination of any applicable waiting period), either unconditionally or on terms reasonably satisfactory to Parent or (iii) at any time after the date of the Agreement and before the expiration of the Offer, any of the following events shall have occurred:
(a)	any of the representations and warranties of the Company set forth in this Agreement shall not be true and correct (disregarding all qualifications or limitations as to “materiality” or “Material Adverse Effect” or other similar qualifiers set forth therein) as of the date of this Agreement and as of the Expiration Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which case as of such date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have a Material Adverse Effect;

(b)	the Company shall not have performed in any material respect the obligations, and complied in any material respect with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Expiration Date;

(c)	a Material Adverse Effect shall have occurred;

(d)	Parent shall not have received a certificate, signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company (solely in his or her capacity as an officer of the Company without personal liability), to the effect that the conditions set forth in paragraphs (a)-(c) hereof have been satisfied as of the Expiration Date;

(e)	a federal, state, local or foreign law, statute, rule, regulation, executive order, decree, ruling, judgment, injunction, temporary restraining order, legal requirement or other order which is then in effect (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Entity of competent jurisdiction which prohibits, restrains or enjoins (or would be reasonably be expected to prohibit, restrain or enjoin) the consummation of the transactions contemplated by the Agreement, including the Offer or the Merger; or

(f)	the Agreement shall have been terminated in accordance with its terms.
     The foregoing conditions are for the benefit of Parent and Merger Sub and may, solely to the extent permitted by Section 1.1 of the Agreement, be waived by Parent and Merger Sub, in whole or in part at any time and from time to time prior to the Expiration Date. The failure by Parent and Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.
     Capitalized terms used in this Annex I shall have the respective meanings ascribed thereto in the Agreement and Plan of Merger dated as of August 6, 2007 (the “Agreement”) among Wipro Limited, a corporation organized under the laws of India (“Parent”), Roxy Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Infocrossing, Inc., a Delaware corporation (the “Company”).

EXHIBIT 2
TENDER AND VOTING AGREEMENT
     THIS TENDER AND VOTING AGREEMENT (this “Agreement”) is made and entered into as of August 6, 2007 among Wipro Limited, a corporation organized under the laws of India (“Parent”), Roxy Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”) and the undersigned stockholder (the “Stockholder”) of Infocrossing, Inc., a Delaware corporation (the “Company”).
RECITALS
     A. Parent, Merger Sub, and the Company have entered into an Agreement and Plan of Merger of even date herewith (as it may be amended from time to time, the “Merger Agreement”), which provides for, among other things, (i) an offer by Merger Sub (the “Offer”) to pay Eighteen Dollars and Seventy Cents ($18.70) in cash (the “Offer Price”) for each of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), and (ii) the merger of Merger Sub with and into the Company (the “Merger”) pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement.
     B. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of shares of the outstanding capital stock of the Company and options or other rights to purchase or otherwise acquire such number of shares of capital stock of the Company as is indicated on the signature page of this Agreement.
     C. In consideration of the execution of the Merger Agreement by Parent and Merger Sub, the Stockholder (in the Stockholder’s capacity as such) is hereby agreeing to tender and vote the Shares as described herein.
     NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:
     1. Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:
          (a) “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VIII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (iii) such date and time as any amendment or change to the Merger Agreement is effected without the Stockholder’s consent that (A) decreases the Offer Price or (B) materially and adversely affects the Stockholder.
          (b) “Person” shall mean any individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
          (c) “Shares” shall mean (i) all securities of the Company (including all shares of Company Common Stock and, to the extent transferable by their terms, all options, warrants and other rights to acquire shares of Company Common Stock) owned by the Stockholder as of the date hereof, and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and, to the extent transferable by their terms, all additional options, warrants and other rights to acquire shares of Company Common Stock) of which the Stockholder acquires ownership during the period from the date of this Agreement through the Expiration Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).
          (d) “Transfer” A Person shall be deemed to have effected a “Transfer” of a Share if such person directly or indirectly (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers or disposes of such Share or any interest in such Share, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer of or disposition of such Share or any interest therein.
     2. Transfer of Shares.
          (a) Transfer Restrictions. The Stockholder shall not cause or permit any Transfer of any of the Shares to be effected other than to Merger Sub or any other subsidiary of Parent (or Parent on Merger Sub’s or any of Parent’s other subsidiary’s behalf) pursuant to the Offer, unless the Person to which such Shares are to be transferred is a wholly owned entity of such Stockholder, such shares are transferred for estate planning purposes and such entity and Stockholder expressly agree to be bound by this Agreement in a written instrument reasonably satisfactory to Parent.
          (b) Transfer of Voting Rights. The Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares.
     3. Agreement to Vote Shares.
          (a) At every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Company, the Stockholder (in the Stockholder’s capacity as such) shall, or shall cause the holder of record on any applicable record date to, vote the Shares:
               (i) in favor of the adoption of the Merger Agreement (as it may be amended from time to time), and in favor of each of the other actions contemplated by the Merger Agreement;
               (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement; and

               (iii) against any of the following actions (other than those actions that relate to the Offer, the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, or reorganization of the Company or any subsidiary of the Company, (B) any sale, lease or transfer of any significant part of the assets of the Company or any subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company, (D) any material change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement.
          (b) In the event that a meeting of the stockholders of the Company is held, the Stockholder shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.
          (c) The Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.
          (d) Except as set forth in Section 3(a) above, the Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the stockholders of the Company other than as provided in this Section 3.
     4. Agreement to Tender. The Stockholder shall tender (and shall not withdraw), pursuant to and in accordance with the terms of the Offer, the Shares. No later than five (5) business days prior to the initial expiration date of the Offer, the Stockholder shall (i) deliver to the depositary designated in the Offer, (A) a letter of transmittal with respect to the Shares complying with the terms of the Offer, (B) certificates representing the Shares, and (C) all other documents or instruments required to be delivered pursuant to the terms of the Offer, and/or (ii) instruct its broker or such other person who is the holder of record of any Shares beneficially owned by the Stockholder to tender such Shares in the Offer pursuant to the terms and conditions of the Offer. The Stockholder shall not tender the Shares into any exchange or tender offer commenced by a third party other than Parent, Merger Sub or any other subsidiary of Parent.
     5. Agreement Not to Exercise Appraisal Rights. The Stockholder shall not exercise any rights (including, without limitation, under Section 262 of the Delaware General Corporation Law) to demand appraisal of any Shares that may arise with respect to the Merger.
     6. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require the Stockholder to attempt to) limit or restrict the Stockholder or any designee of the Stockholder, to the extent that any of them is a director or officer of the Company, from acting in such director or officer capacity or voting in such person’s sole discretion on any matter in such director or officer capacity (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a stockholder of the Company).

     7. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder shall deliver to Parent and Merger Sub a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.
     8. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and neither Parent nor Merger Sub shall have any authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise provided herein.
     9. Representations, Warranties and Covenants of the Stockholder.
          (a) Power; Binding Agreement. The Stockholder has full power and authority to execute and deliver this Agreement and the Proxy, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by it of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles.
          (b) No Conflicts. No filing with, and no permit, authorization, consent, or approval of, any state or federal public body or authority (“Governmental Entity”) is necessary for the execution by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby. None of the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby will (i) if Stockholder is an entity, conflict with or result in any breach of any organizational documents applicable to the Stockholder, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of the Stockholder’s properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to the Stockholder or any of the Stockholder’s properties or assets, except in the case of clause (ii) or (iii) for violations, breaches or defaults that would not in the aggregate materially impair the ability of the Stockholder to perform its obligations hereunder.
          (c) Ownership of Shares. As of the date hereof, the Stockholder (i) is the beneficial owner of the shares of Company Common Stock indicated on the signature page of this Agreement, all of which are free and clear of any liens, adverse claims, charges, security interests, pledges or options, proxies, voting trusts or agreements, understandings or agreements, or any other rights or encumbrances whatsoever (“Encumbrances”) (except any Encumbrances arising under securities laws or arising hereunder), (ii) is the owner of options that are exercisable for the number of shares of Company Common Stock indicated on the signature page of this Agreement, all of which options and shares of Company Common Stock issuable upon the exercise of such options are free and clear of any Encumbrances (except any Encumbrances arising under securities laws or arising hereunder), and (iii) does not own, beneficially or otherwise, any securities of the Company other than the shares of Company Common Stock, options to purchase shares of Company Common Stock, and shares of Company Common Stock issuable upon the exercise of such options, indicated on the signature page of this Agreement.
          (d) Voting Power. The Stockholder has or will have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. Nothing in this Agreement shall require the Stockholder to exercise any options to purchase shares of Company Common Stock at any time; provided, however that (i) in the event that the only condition remaining in the Offer is the Minimum Condition and (ii) the exercise of all vested in-the-money options by Stockholder and tender into the Offer would cause the Minimum Condition to be satisfied, then Stockholder shall exercise all such option and tender them into the Offer.
          (e) No Finder’s Fees. Except as provided in the Merger Agreement, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated by the Merger Agreement or this Agreement based upon arrangements made by or on behalf of the Stockholder.
          (f) Reliance by Parent and Merger Sub. The Stockholder understands and acknowledges that Parent and Merger Sub entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.
     10. Certain Restrictions. The Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect.
     11. No Solicitation. The Stockholder (in the Stockholder’s capacity as such) shall not, and shall not authorize or permit any of its officers, directors, employees, agents and representatives, including any investment banker, attorney or accountant retained by it (collectively, “Representatives”) directly or indirectly, to (i) initiate, solicit, knowingly encourage (including by providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an Alternative Proposal, (ii) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with, or have any discussions (other than to state that they are not permitted to have discussions) with any person relating to, an actual or proposed Alternative Proposal, or otherwise knowingly encourage or knowingly facilitate any effort or attempt to make or implement an Alternative Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal, or (v) resolve to propose or agree to do any of the foregoing; provided, however that the Stockholder may engage in any of the foregoing activities if and solely to the extent that the Company is permitted to engage in such activities pursuant to Section 6.5 of the Merger Agreement. The Stockholder shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Alternative Proposal. Without limiting the generality of the foregoing, the Stockholder acknowledges and hereby agrees that any violation of the restrictions set forth in this Section 11 by the Stockholder or any of its Representatives shall be deemed to be a breach of this Section 11 by the Stockholder. The Stockholder shall not enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to an Alternative Proposal unless and until this Agreement is terminated pursuant to its terms.
     12. Disclosure. Subject to reasonable prior notice and approval (which shall not be unreasonably withheld or delayed), the Stockholder shall permit and hereby authorizes Parent and Merger Sub to publish and disclose in all documents and schedules filed with the Securities and Exchange Commission, and any press release or other disclosure document that Parent or Merger Sub determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, the Stockholder’s identity and ownership of Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement.
     13. Consents and Waivers. The Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which the Stockholder is a party or pursuant to any rights the Stockholder may have.
     14. Further Assurances. Subject to the terms and conditions of this Agreement, the Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Stockholder’s obligations under this Agreement.
     15. Legending of Shares. If so requested by Parent or Merger Sub, the Stockholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement and the Proxy.
     16. Termination. This Agreement and the Proxy shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 16 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any breach of this Agreement prior to such termination.

     17. Miscellaneous.
          (a) Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.
          (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other.
          (c) Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.
          (d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent and Merger Sub shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent or Merger Sub upon any such violation, Parent and Merger Sub shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent or Merger Sub at law or in equity.
          (e) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):
        If to Parent or Merger Sub:
Wipro Limited
Doddakannelli, Sarjapur Road
Bangalore — 560 035, India
Attn: General Counsel
Telecopy No.: +9180 28440051
        with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosat
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Attention:	Raj S. Judge, Esq.
Martin Korman, Esq.
Christopher A. Rose, Esq.
Telecopy No.: (650)	493-9300

If to the Stockholder:

Zach Lonstein
c/o Infocrossing, Inc.
2 Christie Heights Street
Leonia, NJ 07605
Attention: Zach Lonstein Chairman and Chief Executive Officer
Telecopy No.: (201) 840-7126

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Attention: Barbara L. Becker, Esq.
Telecopy No.: 212-351-6202
          (f) No Waiver. The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.
          (g) No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
          (h) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to rules of conflicts of law.
          (i) Submission to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware, and of the United States District Court for the State of Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, and of the United States District Court for State of Delaware, and (d) consents to service being made through the notice procedures set forth in Section 17(e) of this Agreement. Each of the parties hereto hereby agree that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 17(e) shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby
          (j) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.
          (k) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the expenses.
          (l) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.
[Remainder of Page Intentionally Left Blank.]

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

STOCKHOLDER

Wipro Limited		Zach Lonstein

By:	/s/ Sudip Nandy	By:	/s/ Zach Lonstein
Name:	Sudip Nandy	Name:	Zach Lonstein
Title:	Chief Strategy Officer	Title:	Chief Executive Officer

Roxy Acquisition Corp.		1,319,496 shares of Company Common Stock

By:	/s/ Sridhar Ramasubbu	660,300 shares of Company Common Stock issuable upon exercise of outstanding options, warrants or other rights

Name: Title:	Sridhar Ramasubbu Secretary	660,300 shares of Company Common Stock issuable upon exercise of outstanding vested in-the-money options, warrants or other rights

EXHIBIT A
IRREVOCABLE PROXY
     The undersigned stockholder (the “Stockholder”) of Infocrossing, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints Madhu Khatri and Navneet Hrishikesan of Wipro Limited, a corporation organized under the laws of India (“Parent”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) on the matters described in clauses (i)-(iii) of paragraph four of this Irrevocable Proxy in accordance with the terms of this Irrevocable Proxy until the Expiration Date (as defined below). Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.
     This Irrevocable Proxy is irrevocable to the fullest extent permitted by law, is coupled with an interest and is granted pursuant to that certain Tender and Voting Agreement of even date herewith by and among Parent, Roxy Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”) and the undersigned stockholder (the “Tender and Voting Agreement”), and is granted in consideration of Parent and Merger Sub entering into that certain Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), among Parent, Merger Sub and the Company. The Merger Agreement provides for, among other things, (i) an offer by Merger Sub to pay eighteen dollars and seventy cents ($18.70) in cash (the “Offer Price”) for each of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) and (ii) the merger of Merger Sub with and into the Company, pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement.
     As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VIII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (iii) such date and time as any amendment or change to the Merger Agreement is effected without the Stockholder’s consent that (A) decreases the Offer Price or (B) materially and adversely affects the Stockholder.
     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting: (i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger

Agreement; (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement; and (iii) against any of the following actions (other than those actions that relate to the Offer, the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, or reorganization of the Company or any subsidiary of the Company, (B) any sale, lease or transfer of any significant part of the assets of the Company or any subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company, (D) any material change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement. Except with respect to the foregoing matters set forth in clauses (i)-(iii) of this paragraph, the Stockholder shall retain the sole power to vote with respect to any matter presented to the stockholders of the Company, and the attorneys and proxies named above shall not exercise this Irrevocable Proxy on any matter other than those described in such clauses (i)-(iii).
     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.
     This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: August 6, 2007	STOCKHOLDER:

Zach Lonstein

	By:	/s/ Zach Lonstein
	Name:	Zach Lonstein
	Title:	Chief Executive Officer
***** IRREVOCABLE PROXY ****

Exhibit 3
TENDER AND VOTING AGREEMENT
     THIS TENDER AND VOTING AGREEMENT (this “Agreement”) is made and entered into as of August 6, 2007 among Wipro Limited, a corporation organized under the laws of India (“Parent”), Roxy Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”) and the undersigned stockholder (the “Stockholder”) of Infocrossing, Inc., a Delaware corporation (the “Company”).
RECITALS
     A. Parent, Merger Sub, and the Company have entered into an Agreement and Plan of Merger of even date herewith (as it may be amended from time to time, the “Merger Agreement”), which provides for, among other things, (i) an offer by Merger Sub (the “Offer”) to pay Eighteen Dollars and Seventy Cents ($18.70) in cash (the “Offer Price”) for each of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), and (ii) the merger of Merger Sub with and into the Company (the “Merger”) pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement.
     B. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of shares of the outstanding capital stock of the Company and options or other rights to purchase or otherwise acquire such number of shares of capital stock of the Company as is indicated on the signature page of this Agreement.
     C. In consideration of the execution of the Merger Agreement by Parent and Merger Sub, the Stockholder (in the Stockholder’s capacity as such) is hereby agreeing to tender and vote the Shares as described herein.
     NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:
     1. Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:
          (a) “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VIII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (iii) such date and time as any amendment or change to the Merger Agreement is effected without the Stockholder’s consent that (A) decreases the Offer Price or (B) materially and adversely affects the Stockholder.
          (b) “Person” shall mean any individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
          (c) “Shares” shall mean (i) all securities of the Company (including all shares of Company Common Stock and, to the extent transferable by their terms, all options, warrants and other rights to acquire shares of Company Common Stock) owned by the Stockholder as of the date hereof, and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and, to the extent transferable by their terms, all additional options, warrants and other rights to acquire shares of Company Common Stock) of which the Stockholder acquires ownership during the period from the date of this Agreement through the Expiration Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).
          (d) “Transfer” A Person shall be deemed to have effected a “Transfer” of a Share if such person directly or indirectly (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers or disposes of such Share or any interest in such Share, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer of or disposition of such Share or any interest therein.
     2. Transfer of Shares.
          (a) Transfer Restrictions. The Stockholder shall not cause or permit any Transfer of any of the Shares to be effected other than to Merger Sub or any other subsidiary of Parent (or Parent on Merger Sub’s or any of Parent’s other subsidiary’s behalf) pursuant to the Offer, unless the Person to which such Shares are to be transferred is a wholly owned entity of such Stockholder, such shares are transferred for estate planning purposes and such entity and Stockholder expressly agree to be bound by this Agreement in a written instrument reasonably satisfactory to Parent.
          (b) Transfer of Voting Rights. The Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares.
     3. Agreement to Vote Shares.
          (a) At every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Company, the Stockholder (in the Stockholder’s capacity as such) shall, or shall cause the holder of record on any applicable record date to, vote the Shares:
               (i) in favor of the adoption of the Merger Agreement (as it may be amended from time to time), and in favor of each of the other actions contemplated by the Merger Agreement;
               (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement; and

               (iii) against any of the following actions (other than those actions that relate to the Offer, the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, or reorganization of the Company or any subsidiary of the Company, (B) any sale, lease or transfer of any significant part of the assets of the Company or any subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company, (D) any material change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement.
          (b) In the event that a meeting of the stockholders of the Company is held, the Stockholder shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.
          (c) The Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.
          (d) Except as set forth in Section 3(a) above, the Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the stockholders of the Company other than as provided in this Section 3.
     4. Agreement to Tender. The Stockholder shall tender (and shall not withdraw), pursuant to and in accordance with the terms of the Offer, the Shares. No later than five (5) business days prior to the initial expiration date of the Offer, the Stockholder shall (i) deliver to the depositary designated in the Offer, (A) a letter of transmittal with respect to the Shares complying with the terms of the Offer, (B) certificates representing the Shares, and (C) all other documents or instruments required to be delivered pursuant to the terms of the Offer, and/or (ii) instruct its broker or such other person who is the holder of record of any Shares beneficially owned by the Stockholder to tender such Shares in the Offer pursuant to the terms and conditions of the Offer. The Stockholder shall not tender the Shares into any exchange or tender offer commenced by a third party other than Parent, Merger Sub or any other subsidiary of Parent.
     5. Agreement Not to Exercise Appraisal Rights. The Stockholder shall not exercise any rights (including, without limitation, under Section 262 of the Delaware General Corporation Law) to demand appraisal of any Shares that may arise with respect to the Merger.
     6. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require the Stockholder to attempt to) limit or restrict the Stockholder or any designee of the Stockholder, to the extent that any of them is a director or officer of the Company, from acting in such director or officer capacity or voting in such person’s sole discretion on any matter in such director or officer capacity (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a stockholder of the Company).

     7. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder shall deliver to Parent and Merger Sub a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.
     8. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and neither Parent nor Merger Sub shall have any authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise provided herein.
     9. Representations, Warranties and Covenants of the Stockholder.
          (a) Power; Binding Agreement. The Stockholder has full power and authority to execute and deliver this Agreement and the Proxy, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by it of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles.
          (b) No Conflicts. No filing with, and no permit, authorization, consent, or approval of, any state or federal public body or authority (“Governmental Entity”) is necessary for the execution by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby. None of the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby will (i) if Stockholder is an entity, conflict with or result in any breach of any organizational documents applicable to the Stockholder, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of the Stockholder’s properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to the Stockholder or any of the Stockholder’s properties or assets, except in the case of clause (ii) or (iii) for violations, breaches or defaults that would not in the aggregate materially impair the ability of the Stockholder to perform its obligations hereunder.
          (c) Ownership of Shares. As of the date hereof, the Stockholder (i) is the beneficial owner of the shares of Company Common Stock indicated on the signature page of this Agreement, all of which are free and clear of any liens, adverse claims, charges, security interests, pledges or options, proxies, voting trusts or agreements, understandings or agreements, or any other rights or encumbrances whatsoever (“Encumbrances”) (except any Encumbrances arising under securities laws or arising hereunder), (ii) is the owner of options that are exercisable for the number of shares of Company Common Stock indicated on the signature page of this Agreement, all of which options and shares of Company Common Stock issuable upon the exercise of such options are free and clear of any Encumbrances (except any Encumbrances arising under securities laws or arising hereunder), and (iii) does not own, beneficially or otherwise, any securities of the Company other than the shares of Company Common Stock, options to purchase shares of Company Common Stock, and shares of Company Common Stock issuable upon the exercise of such options, indicated on the signature page of this Agreement.
          (d) Voting Power. The Stockholder has or will have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.
          (e) No Finder’s Fees. Except as provided in the Merger Agreement, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated by the Merger Agreement or this Agreement based upon arrangements made by or on behalf of the Stockholder.
          (f) Reliance by Parent and Merger Sub. The Stockholder understands and acknowledges that Parent and Merger Sub entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.
     10. Certain Restrictions. The Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect.
     11. No Solicitation. The Stockholder (in the Stockholder’s capacity as such) shall not, and shall not authorize or permit any of its officers, directors, employees, agents and representatives, including any investment banker, attorney or accountant retained by it (collectively, “Representatives”) directly or indirectly, to (i) initiate, solicit, knowingly encourage (including by providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an Alternative Proposal, (ii) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with, or have any discussions (other than to state that they are not permitted to have discussions) with any person relating to, an actual or proposed Alternative Proposal, or otherwise knowingly encourage or knowingly facilitate any effort or attempt to make or implement an Alternative Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal, or (v) resolve to propose or agree to do any of the foregoing; provided, however that the Stockholder may engage in any of the foregoing activities if and solely to the extent that the Company is permitted to engage in such activities pursuant to Section 6.5 of the Merger Agreement. The Stockholder shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Alternative Proposal. Without limiting the generality of the foregoing, the Stockholder acknowledges and hereby agrees that any violation of the restrictions set forth in this Section 11 by the Stockholder or any of its Representatives shall be deemed to be a breach of this Section 11 by the Stockholder. The Stockholder shall not enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to an Alternative Proposal unless and until this Agreement is terminated pursuant to its terms.
     12. Disclosure. Subject to reasonable prior notice and approval (which shall not be unreasonably withheld or delayed), the Stockholder shall permit and hereby authorizes Parent and Merger Sub to publish and disclose in all documents and schedules filed with the Securities and Exchange Commission, and any press release or other disclosure document that Parent or Merger Sub determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, the Stockholder’s identity and ownership of Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement.
     13. Consents and Waivers. The Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which the Stockholder is a party or pursuant to any rights the Stockholder may have.
     14. Further Assurances. Subject to the terms and conditions of this Agreement, the Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Stockholder’s obligations under this Agreement.
     15. Legending of Shares. If so requested by Parent or Merger Sub, the Stockholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement and the Proxy.
     16. Termination. This Agreement and the Proxy shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 16 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any breach of this Agreement prior to such termination.
     17. Miscellaneous.
          (a) Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement,

which will remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.
          (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other.
          (c) Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.
          (d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent and Merger Sub shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent or Merger Sub upon any such violation, Parent and Merger Sub shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent or Merger Sub at law or in equity.
          (e) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):
If to Parent or Merger Sub:
Wipro Limited
Doddakannelli, Sarjapur Road
Bangalore — 560 035, India
Attn: General Counsel
Telecopy No.: +9180 28440051
with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Attention: Raj S. Judge, Esq.
          Martin Korman, Esq.
          Christopher A. Rose, Esq.
Telecopy No.: (650) 493-9300
If to the Stockholder:
Robert Wallach
c/o Infocrossing, Inc.
2 Christie Heights Street
Leonia, NJ 07605
Attention: Robert Wallach
          President and Chief Operating Officer
Telecopy No.: (201) 840-7241
with a copy (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Attention: Barbara L. Becker, Esq.
Telecopy No.: 212-351-6202
          (f) No Waiver. The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.
          (g) No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
          (h) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to rules of conflicts of law.
          (i) Submission to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware, and of the United States District Court for the State of Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, and of the United States District Court for State of Delaware, and (d) consents to service being made through the notice procedures set forth in Section 17(e) of this Agreement. Each of the parties hereto hereby agree that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 17(e) shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby
          (j) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.
          (k) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the expenses.
          (l) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.
[Remainder of Page Intentionally Left Blank.]

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

STOCKHOLDER

Wipro Limited		Robert Wallach

By:	/s/ Sudip Nandy	By:	/s/ Robert Wallach
Name:	Sudip Nandy	Name:	Robert Wallach
Title:	Chief Strategy Officer	Title:	President and Chief Operating Officer

Roxy Acquisition Corp.		120,350 shares of Company Common Stock

660,150 shares of Company Common Stock
By:	/s/ Sridhar Ramasubbu	issuable upon exercise of outstanding options,

Name:	Sridhar Ramasubbu	warrants or other rights
Title:	Secretary

660,150 shares of Company Common Stock issuable upon exercise of outstanding vested in-the-money options, warrants or other rights
**** TENDER AND VOTING AGREEMENT ****

EXHIBIT A
IRREVOCABLE PROXY
     The undersigned stockholder (the “Stockholder”) of Infocrossing, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints Madhu Khatri and Navneet Hrishikesan of Wipro Limited, a corporation organized under the laws of India (“Parent”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) on the matters described in clauses (i)-(iii) of paragraph four of this Irrevocable Proxy in accordance with the terms of this Irrevocable Proxy until the Expiration Date (as defined below). Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.
     This Irrevocable Proxy is irrevocable to the fullest extent permitted by law, is coupled with an interest and is granted pursuant to that certain Tender and Voting Agreement of even date herewith by and among Parent, Roxy Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”) and the undersigned stockholder (the “Tender and Voting Agreement”), and is granted in consideration of Parent and Merger Sub entering into that certain Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), among Parent, Merger Sub and the Company. The Merger Agreement provides for, among other things, (i) an offer by Merger Sub to pay eighteen dollars and seventy cents ($18.70) in cash (the “Offer Price”) for each of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) and (ii) the merger of Merger Sub with and into the Company, pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement.
     As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VIII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (iii) such date and time as any amendment or change to the Merger Agreement is effected without the Stockholder’s consent that (A) decreases the Offer Price or (B) materially and adversely affects the Stockholder.
     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting: (i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger

Agreement; (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement; and (iii) against any of the following actions (other than those actions that relate to the Offer, the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, or reorganization of the Company or any subsidiary of the Company, (B) any sale, lease or transfer of any significant part of the assets of the Company or any subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company, (D) any material change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement. Except with respect to the foregoing matters set forth in clauses (i)-(iii) of this paragraph, the Stockholder shall retain the sole power to vote with respect to any matter presented to the stockholders of the Company, and the attorneys and proxies named above shall not exercise this Irrevocable Proxy on any matter other than those described in such clauses (i)-(iii).
     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.
     This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: August 6, 2007	STOCKHOLDER: Robert Wallach
	By:	/s/ Robert Wallach
	Name:	Robert Wallach
	Title:	President and Chief Operating Officer

***** IRREVOCABLE PROXY ****